UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

EARTH*METRIX* TECHNOLOGIES INC.
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

1329 Hwy 395N, Suite 10-262
Gardnerville, NV 89410
(989) 891-0500, Ext. 111

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Melinda Glaccum
300 Center Ave., Suite 202
Bay City, MI 48708
(775) 552-9834

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

7372
(Primary Standard Industrial Classification Code Number)

26-0620452
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;
Mr. Ara Chadarevian
Business Address:
68, Av Principale
Rouyn-Noranda, QC J9X 4P2
Canada

Residential Address:
11415 Tees Street
Ville St. Laurent,
Quebec, Canada H4R 2A7

Mr. Sheldon Poon
Business Address:
68, Av Principale
Rouyn-Noranda, QC J9X 4P2
Canada

Residential Address:
119 Alepin
LaSalle, Quebec H8P 2C9
Canada

b. the issuer's officers;

Mr. Ara Chadarevian, President, Chief Executive Officer and Director
Business Address:
68, Av Principale
Rouyn-Noranda, QC J9X 4P2
Canada

Residential Address:
11415 Tees Street
Ville St. Laurent, Quebec H4R 2A7
Canada

Mr. Sheldon Poon, Secretary, Treasurer, Chief Financial Officer and Director
Business Address:
68, Av Principale
Rouyn-Noranda, QC J9X 4P2
Canada

Residential Address:

119 Alepin
LaSalle, Quebec H8P 2C9
Canada

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Mr. Benoit Moreau owns Nine Million, Eight Hundred Seventy-Five Thousand (9,875,000) shares of common stock of the company (33.61% of the total issued and outstanding common shares).

As of this date, Mr. Alain Moreau owns Nine Million, Eight Hundred Seventy-Five Thousand (9,875,000) shares of common stock of the company (33.61% of the total issued and outstanding common shares).

As of this date, 3096-7954 Quebec, Inc. owns Nine Million, One Hundred Seventeen Thousand, One hundred Fifty-one (9,117,151) shares of common stock of the company (31.03% of the total issued and outstanding common shares).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Mr. Benoit Moreau is a shareholder of the Company (See Item 1(d) above).

Mr. Alain Moreau is a shareholder of the Company (See Item 1(d) above).

Mr. Benoit Moreau is the beneficial owner of 3096-7954 Quebec, Inc. (See Item 1(d) above).

f. promoters of the issuer:

Not Applicable

g. affiliates of the issuer:

Not Applicable

h. counsel to the issuer with respect to the proposed offering:

Michael E. Kulwin, 317 South Sixth Street, Second Floor, Las Vegas, Nevada 89101
Attention: Michael E. Kulwin.

i. each underwriter with respect to the proposed offering:

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer (family, friends and colleagues). The Issuer will not use any advertising or written solicitation. The information that the Issuer will provide to Investors will be limited to a copy of this effective registration statement.

The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption. It is intended that the issuer will sell securities initially, upon effectiveness of the registration within the State of Michigan pursuant to an exemption provided under Michigan laws.

ITEM 5. Unregistered Securities Issued or Sold within one year.

There have been no sales of unregistered securities within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer; **Earth*Metrix* Technologies**

Names/Identities of Persons to whom Securities Issued	**Title of Security COMMON**	**Amount of Securities Issued**	**Issue Date**	**Aggregate Price of Security**
Julie Beauchemin	common	20,000	12/16/2007	$ 2.00
Eric Beaudoin	common	12,000	12/16/2007	$ 1.20
Alain Bergeron	common	12,000	12/16/2007	$ 1.20
Rejean Bolduc	common	40,000	12/16/2007	$ 4.00
Geodefor Inc	common	10,000	12/16/2007	$ 1.00
Lina Levesque	common	10,000	12/16/2007	$ 1.00
Gilles Ouellet	common	100,000	12/16/2007	$ 10.00
Denis Pilon	common	40,000	12/16/2007	$ 4.00
Reauld Vigneault	common	20,000	12/16/2007	$ 2.00
3096-7954 Quebec Inc	common	9,117,151	12/16/2007	$ 911.72
Hrair Melkonian	common	50,000	7/25/2007	$ 5.00
Sheldon Poon	common	100,000	7/25/2007	$ 10.00
Ara Chadarevian	common	100,000	7/25/2007	$ 10.00
Benoit Moreau	common	9,875,000	7/25/2007	$ 987.50
Alain Moreau	common	9,875,000	7/25/2007	$ 987.50
TOTAL Common shares		**29,381,151**		**$ 2,938.12**

(2) the title and amount of securities issued;

See Table in Item 5 (1) above.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

See Table in Item 5 (1) above.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not Applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.
Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: Earth*Metrix* Technologies Inc.

(b) The Mailing address of the issuer's principal executive office:
1329 Hwy 395N, Suite 10-262,
Gardnerville, NV 89410

(c) Date of Offering Circular: February 8, 2008

(d) Description and amount of securities offered: 400,000,000 common shares

Common Stock: As of the date of this registration statement, there were 29,381,151 (Twenty Nine Million, Three Hundred Eighty-one Thousand, One Hundred Fifty-one) shares of Common Stock outstanding that were held of record. There will be a maximum of 429,381,151 (Four Hundred Twenty-nine Million, Three Hundred Eighty-one Thousand, One Hundred Fifty-one) shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

(f) The Table(s) required by Item 2:

	Price to public	**Underwriting discount and commissions**	**Proceeds to issuer or other person***
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	400,000,000		
Total	$4,00,000.00	N/A	$4,000,000

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public: March 8, 2008

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 429,381,151 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED SHARES FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of __ pages.

Item 2. **Distribution Spread**

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	400,000,000		
Total	$4,000,000	N/A	$4,000,000

Item 3. **Summary of Information Risk Factors and Dilution**

Summary

Exact corporate name: EarthMetrix Technologies Inc.
State and date of incorporation: Nevada, November 30, 2006
Street address of principal office: 1329 Hwy 395N, Suite 10-262, Gardnerville, NV 89410

Company Telephone Number: (775) 552-9834
Fiscal year: May 31

Person(s) to contact at Company with respect to offering: Ara Chadarevian

Telephone Number (if different from above):

EarthMetrix Technologies Inc. is based on geosciences that study the Earth and natural resources spread out over its surface. The core of EarthMetrix™ technology is an inference engine that processes mathematically surface data such as digital satellite images using the Constructal theory for modeling the Earth's surface. Results are delivered to clients by Internet or any suitable format.

The EarthM™ software, developed in the C++ language, integrates at its inference engine, new algorithms derived from the Constructal theory. This approach allows to spatially structure natural systems and evaluates one or several parameters related to already identified characteristics of the Earth's surface.

The EarthM™ software allows inventorying all Earth's surface characteristics and also studying every ecosystem. However, mineral exploration is the commercial application to begin with since revenues are already generated by the company through an affiliated corporate arm.

Forest inventories for regeneration and harvesting purposes will constitute the second important market for EarthMetrix™ as the application is developed and showcases with key players of the industry will be implemented to speed up market penetration. Following an agreement with the U.S., the lumber industry in Canada will greatly recover after several difficult years. Again, EarthMetrix™ is very well positioned to take advantage of this market upswing.

After that, these two applications generate revenues that are on stream and according to opportunities identified during technology intelligence; new applications for the Constructal will be marketed by the company such as oil and gas exploration, environment and agriculture.

The Company's current products include the following:

In its current application for mineral exploration, satellite images are processed using the Constructal theory and highly valuable targets are generated. The EarthMetrix™ product consists of a digital map with precisely located targets.

EarthMetrix™ can identify top priority targets by itself that implies claim staking and some preliminary work on selected properties to enhance the potential. These are value-added targets that command a significant premium on the market and are intended to mid-size and major mining companies that have resources to fully verify a target.

Satellite images are also processed by the EarthM™ software and digital maps are released for several purposes:

> Forest Inventory for harvesting: information on tree type, its volume, quality and location (lumber companies)
>
> Forest Inventory for regeneration: Information on forest growth (lumber companies)
>
> Customized Forest Inventory: specific information supplied according to parameters defined by clients and when, usually, data comes from fairly large territories (government agencies & power utilities)

EarthM™ software can be most successful at locating very difficult mineral substances: diamonds, gold and forest environments.

The Company is a Nevada corporation with corporate headquarters at 1329 Hwy 395N, Suite 10-262, Gardnerville, NV 89410

A maximum of 400 million common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $4,000,000 will be received from the offering. The insiders will hold 29,381,151 shares. This means that about 93.16% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company.

Risk Factors

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

The Offering is made on a "best effort" basis, there can be no assurance that any or all of the Shares will be sold: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company has limited operating history. There is no assurance that the Company will be profitable in the future: Our business is difficult to evaluate because we have a limited operating history. There is no assurance that we will be profitable in the future: In considering whether to invest in the Company's common stock, you should consider that there is limited historical financial and operating information available on which to base your evaluation of our performance. We expect losses to continue into the future and do not expect positive cash flow from operations in the near term and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the software industry. The Company may continue to incur substantial operating losses even if it begins to generate revenues from its operations. The Company's future operating results will depend on many factors, including:

- its ability to raise adequate working capital;
- success of its research and development;
- demand for Mineral Deposit Targeting Software;
- the level of its competition;
- its ability to attract and maintain key management and employees; and
- its ability to efficiently develop and service Mineral Deposit Targeting Software while maintaining quality and operating costs.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, the actual results may differ substantially from those that are currently anticipated.

We are dependent upon the success and market acceptance of Mineral Deposit Targeting Software. The failure of the market to develop as we anticipate, would adversely affect our business*:* The Company's success is largely dependent on increased market acceptance of Mineral Deposit Targeting. Potential customers for Mineral Deposit Targeting software may be reluctant to adopt this method as an alternative to more traditional geophysical processes that are available in the market. If general acceptance of Mineral Deposit Targeting software does not continue to grow, then the Company's revenues may be significantly reduced.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do: Many of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products and services than the Company. The Company competes in varying degrees with companies whose exploration methods are more traditional therefore more familiar. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

The loss of our senior management and failure to attract and retain qualified personnel in a competitive labor market could limit our ability to execute our growth strategy, resulting in a slower rate of growth: We depend on the continued service of our senior management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel and retaining such personnel once hired. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could limit our ability to execute our growth strategy resulting in a slower rate of growth.

General Economic and Market Conditions. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting market spending. Therefore, any economic downturns in general could have a material adverse effect on the Company's business, operating results and financial condition.

Failure to successfully implement our business strategy, will adversely affect our business: Our future financial performance and success are dependent upon our ability to successfully implement our business strategy. We cannot assure you that we will be able to successfully implement our business strategy. In particular, we cannot assure you that the Company will be able to forge the specific alliances within the mineral exploration market that is important to implementation of our business strategy. Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, general economic conditions or increased operating costs or expenses. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

Because there is no public trading market for our common stock, you may not be able to resell your stock and, as a result, your investment is illiquid: Following the Offering, the Company is a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Investors will incur an immediate dilution from the public offering price: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.01 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $ 0.0096 per share.

Underwriters' if they participate in the market could significantly influence the price and liquidity of the common stock: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

We do not anticipate paying any dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market:: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the lighting and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Our common stock may be subject to "penny stock" rules which may be detrimental to investors: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

The Company's future capital needs are uncertain. The Company may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all: There can be no assurance that the Company will not require additional funds to support its working capital requirements, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Infringement of Third Party Intellectual Property. The Company may be notified of claims that it has infringed a third party's intellectual property. Even if such claims are not valid, they could subject the Company to significant costs. In addition, it may be necessary in the future to enforce the Company's intellectual property rights to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could force the Company to take actions that could harm its business. These include: (i) ceasing to sell products that contain allegedly infringing property; (ii) obtaining licenses to the relevant intellectual property which the Company may not be able to obtain on terms that are acceptable, or at all; (iii) indemnifying certain customers or strategic partners if it is determined that the Company has infringed upon or misappropriated another party's intellectual property; and (iv) redesigning products that embody allegedly infringing intellectual property. Any of these results could adversely affect the Company's business, financial condition and results of operations. In addition, the cost of defending or asserting any intellectual property claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant.

Product May Have Defects Although the Company rigorously tests its products, defects may be discovered in future or existing products. These defects could cause the Company to incur significant warranty, support and repair costs and divert the attention of its research and development personnel. It could also significantly damage the Company's reputation and relationship with its distributors and customers which would adversely affect its business. In addition, such defects could result in personal injury or financial or other damages to customers who may seek damages with respect to such losses. A product liability claim against the Company, even if unsuccessful, would likely be time consuming and costly to defend.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital: The availability for sale of certain shares of Common Stock held by existing shareholders of the

Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 429,381,151 (Four hundred twenty-nine million, Three hundred eighty-one thousand, One hundred fifty-one) shares of Common Stock to be outstanding following this offering, 29,318,151 (Twenty-nine million, Three hundred eighty-one thousand, One hundred fifty-one) shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. As of this date, Mr. Benoit Moreau owns Nine Million, Eight Hundred Seventy-Five thousand shares of the common stock of the Company (33.61% of the total issued and outstanding in common shares). Mr. Benoit Moreau is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. As of this date, Mr. Alain Moreau owns Nine Million, Eight Hundred Seventy-Five thousand shares of the common stock of the Company (33.61% of the total issued and outstanding in common shares). Mr. Alain Moreau is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. As of this date, Mr. Ara Chadarevian, President, CEO and Director of the Company owns One Hundred Thousand (100,000) shares of common stock of the Company (0.34% of the total issued and outstanding in common shares). Mr Chadarevian is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. As of this date, Mr. Sheldon Poon, Secretary, Treasurer, Chief Financial Officer and Director of the Company, owns One Hundred Thousand (100,000) shares of common stock of the Company (0.34% of the total issued and outstanding in common shares). Mr Poon is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. As of this date, 3096-7954 Quebec Inc owns Nine Million, One Hundred Seventeen Thousand, One Hundred Fifty-one (9,117,151) shares of common stock of the Company (beneficially owned by Mr. Benoit Moreau and 31.03% of the total issued and outstanding in common shares). 3096-7954 Quebec Inc. is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144.

Dilution

As of November 30, 2007, the Company had a net pro forma net tangible book value of $29,341 or approximately $(0.0010) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after November 30, 2007, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.01 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of November 30, 2007 would have been $4,029,341, or $0.0096 per share. This represents an immediate increase in net tangible book value of $ 0.0086 per share to existing stockholders and an immediate dilution in net tangible book value of $0.0004 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial offering price per share	$0.01
Pro forma net tangible book value per share as of June 30, 2007	$0.0096
Increase per share attributable to new investors	$0.0086
Dilution per share to new investors	$0.0004

Item 4 Plan of Distribution

The Company and its directors and officers will attempt to place the shares offered herein at a price of $0.01 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 429,381,151 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $4,000,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table below, organized by priority (descending), is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures.

DESCRIPTION	AMOUNT	PERCENTAGE
Advertising/Marketing/Promotion	2,000,000	50%
Continuing Research and Development	700,000	17.5%
Working Capital	1,000,000	25%
Legal/Accounting/Professional Fees	300,000	7.5%
Total Use of Proceeds	**4,000,000**	**100.0%**

1. Marketing/Advertising/Promotion. The Company anticipates launching a marketing campaign initially within Canada and America, eventually broadening internationally. This effort may combine the use of Trade Shows, Internet Advertising, Trade related Journals and Conferences. Please refer to the "Marketing" section of Item 6 of the Offering Circular.
   - Trade Show/Conference Advertising, Attendance and Promotion $900,000
   - Advertising in Trade Related Journals $700,000
   - Internet Advertising/Promotion $400,000

2. Continuing Research & Development. The Company anticipates the continuation of product testing to ensure quality control as well as continuing development to remain competitive using the latest technological advancements in the industry.

3. Working Capital. The Company anticipates an expansion in staffing to accommodate administration and distribution needs. The breakdown of such an expansion may be as follows:
   - Executive Management $150,000
   - Marketing Director $200,000
   - Geologist (Engineer) $150,000
   - Geologist (Technician) $ 70,000
   - Forester (Engineer) $150,000
   - Forester (Technician) $ 70,000
   - Computer Programmers $125,000
   - CAD Technician $ 50,000
   - Administrative Assistant $ 35,000

4. Legal, Accounting and Professional Fees. The Company anticipates incurring legal, accounting and consulting fees to complete this offering. The break-down of such may be as follows:
   - Legal $200,000
   - Accounting $ 50,000
   - Consulting $ 50,000

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and may vary substantially from these estimates.

Should the Company fail to generate the maximum amount of funds allowed by this offering, this may substantiate the following alternative of Use of Proceeds:

DESCRIPTION	AMOUNT	PERCENTAGE
Advertising/Marketing/Promotion	1,000,000	41.7%
Continuing Research and Development	300,000	12.5%
Working Capital	800,000	33.3%
Legal/Accounting/Professional Fees	300,000	12.5%
Total Use of Proceeds	**2,400,000**	**100.0%**

1. Advertising/Marketing/Promotion. The Company anticipates launching a marketing campaign initially within Canada and America, eventually broadening internationally. This effort may combine the use of Trade Shows, Internet Advertising, Trade related Journals and Conferences. Please refer to the "Marketing" section of Item 6 of the Offering Circular.
   - Trade Show/Conference Advertising, Attendance and Promotion $500,000
   - Advertising in Trade Related Journals $300,000
   - Internet Advertising/Promotion $200,000

2. Continuing Research & Development. The Company anticipates the continuation of product testing to ensure quality control as well as continuing development to remain competitive using the latest technological advancements in the industry.

3. Working Capital. The Company anticipates an expansion in staffing to accommodate administration and distribution needs. The breakdown of such an expansion may be as follows:
   - Executive Management $150,000
   - Marketing Director $200,000
   - Geologist (Engineer) $150,000
   - Forester (Engineer) $150,000
   - Computer Programmers $ 65,000
   - CAD Technician $ 50,000
   - Administrative Assistant $ 35,000

4. Legal, Accounting and Professional Fees. The Company anticipates incurring legal, accounting and consulting fees to complete this offering. The break-down of such may be as follows:
    - Legal $200,000
    - Accounting $ 50,000
    - Consulting $ 50,000

If less than $2,400,000 is received from this offering, additional reductions to Advertising/Marketing/Promotion, Research and Development and Working Capital would be required.

Item 6 The Business of the Company

Earth*Metrix* Technologies Inc. is based on geosciences that study the Earth and natural resources spread out over its surface. The core of Earth*Metrix*™ technology is an inference engine that processes mathematically surface data such as digital satellite images using the Constructal theory for modeling the Earth's surface. Results are delivered to clients by Internet or any suitable format.

The EarthM™ software, developed in the C++ language, integrates at its inference engine, new algorithms derived from the Constructal theory. This approach allows to spatially structure natural systems and evaluate one or several parameters related to already identified characteristics of the Earth's surface.

The EarthM™ software allows inventorying all Earth's surface characteristics and also studying every ecosystem. However, mineral exploration is the commercial application to begin with since revenues are already generated by the company through an affiliated corporate arm.

Forest inventories for regeneration and harvesting purposes will constitute the second important market for Earth*Metrix*™ as the application is developed and showcases with key players of the industry will be implemented to speed up market penetration. Following an agreement with the U.S., the lumber industry in Canada will greatly recover after several difficult years. Again, Earth*Metrix*™ is very well positioned to take advantage of this market upswing.

After that, these two applications generate revenues that are on stream and according to opportunities identified during technology intelligence, new applications for the Constructal will be marketed by the company such as oil and gas exploration, environment and agriculture.

Products

The Company's current products include the following:

In its current application for mineral exploration, satellite images are processed using the Constructal theory and highly valuable targets are generated. The Earth*Metrix*™ product consists of a digital map with precisely located targets.

Earth*Metrix*™ can identify top priority targets by itself that implies claim staking and some preliminary work on selected properties to enhance the potential. These are value-added targets that command a significant premium on the market and are intended to mid-size and major mining companies that have resources to fully verify a target.

Satellite images are also processed by the EarthM™ software and digital maps are released for several purposes:

Forest Inventory for harvesting: information on tree type, its volume, quality and location (lumber companies)

Forest Inventory for regeneration: Information on forest growth (lumber companies)
Customized Forest Inventory: specific information supplied according to parameters defined by clients and when, usually, data comes from fairly large territories (government agencies & power utilities)

EarthM™ software can be most successful at locating very difficult mineral substances: diamonds, gold and forest environments.

The company is planning to mass produce and launch these products in the market in the 2nd Quarter of 2008.

The completion of the development of none of the products would require a material amount of the resources of the company.

The company is not dependent on, nor expects to become dependent on, any one or a limited number of suppliers for essential raw materials or other items. The Company will obtain materials, energy and required services from various suppliers.

Intellectual Property

The operations of Earth*Metrix*™ are dependent upon the EarthM™ technology therefore, Earth*Metrix*™ is well aware that its intellectual property is the most important asset that must be optimally protected. Accordingly, the company will study, define and implement the best practices possible almost immediately when financing is secured. Patents may then be filed in the near future that would broadly cover applications of the "Constructal".

An intellectual property committee will be formed with members of the management team and external specialists. This committee will report directly to the Board.

Patents

Not Applicable

Trademarks

Earth*Metrix*™ and EarthM™ trademarks are associated to the technology and the software will be registered in Canada and the U.S. in 2006 and later on in 2007 for the International market.

Research and Development

The Company spent approximately US$0 on research and development in the last fiscal year and expects to spend US$700,000 this year.

Sales

At this time, the Company is not engaged in the commercial sale of any of its technologies. Its operations to date have been limited to developing the technologies, conducting limited product marketing, and testing the technologies for commercial use. The Company has conducted various internal tests on the software to determine the commercial viability of the underlying technologies. As a result of such testing, the Company believes that the products are commercially ready for use. The Company can not predict whether it will be successful in commercializing its products and services.

Staffing

HUMAN RESOURCES PLAN						
Posting	Year 1		Year 2		Year 3	
Executive Officers	2	3		3		3
Director of Finance					1	1
Director of Licensee			1	1		1
Director of Marketing	1	1		1		1
Director of Production					1	1
Engineer-Geologist	1	1		1	2	3
Engineer-Forester	1	1		1	1	2
Technician-Geologist	1	1	2	3	5	8
Technician-Forester	1	1		1	1	2
Computer Programmer	1	1	1	2	1	3
Technician CAD	1	2	2	4	9	13
Administrative Assistant	1	1	1	2	2	4
TOTAL	10	12	7	19	23	42

There are no collective bargaining agreements between the company and its employees.

The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months.

Principal Property

The Company is a Nevada corporation with its main facility at 68, Av Principale
Rouyn-Noranda, QC J9X 4P2 Canada

Litigation

The Company is not a party to any material legal proceeding.

Business Strategy

Mineral exploration and forest inventory information are globally among the most inefficient and imperfect markets in the world. There is now an urgent and crying need for new technologies that will answer client expectations.

Earth*Metrix*™ intends to forge alliances with specialized firms who dominate the forest information market by licensing our technology to them. This will allow the licensee to optimize inventory works in terms of accuracy, speed and costs wile raising its own profits by 20% and up to 50% after 2 years of operations in the same territory.

Earth*Metrix*™ expects to compete globally. The technology is being utilized in the Canadian geographic area with development of the International market on a North-South axis: North America, Central America and South America as well as an East-West axis: after America, Europe, Africa and Ocean.

Industry Overview

There are several firms doing either airborne or ground acquisition of data. Geophysics generates impressive numbers of anomalies that have to be verified somehow on the field, usually by diamond drilling or extensive field works. Geophysical techniques have evolved and improved in such a way that they now generate ten (10) times more anomalies than before. Costs range from \$1,000 to \$2,000/km^2 with a time frame between 2 and 6 months.

There are several firms that promote Geochemical Methods. It consists of collecting rock, soil or sediment samples that are sent to laboratories for measuring specific parameters. These methods are often limited by the overburden thickness and are expensive with costs ranging for \$2,000 to \$5,000/km^2 with a schedule between 3 to 12 months for results.

GIS, Artificial Intelligence and Remote Sensing techniques are also used by smaller firms. This technique consists of processing layers of data from a large database that must be complete and at the same scale in order to avoid an anisotropic distribution of data. However, in practice, these conditions are seldom fulfilled.

Small firms that are generally subsidized carry out essential R&D works related to government projects and forest inventories. Many promoters of technologies on paper have a negative impact on the perception of this new technology. In the past, several contracts and sales based on satellite imagery yielded poor or even false results. Consequently, skepticism towards technologies associated to GIS and remote sensing has influenced the industry.

Specialized firms located throughout the forested areas of Canada carry out forest inventory works according to standard methods. Information gathered on the field are digitized and processed to client specifications. Monopolies exist in many regions as a result of the mergers of small firms in the same forest area. These regional leaders know their market well and act as sub-contractors for large forest companies.

Mineral exploration and forest inventory information are globally among the most inefficient and imperfect markets in the world. There is now an urgent and crying need for new technologies that will answer client expectations.

Earth*Metrix*™ is well positioned to deliver reliable, fast and accurate user friendly information with the highest value possible and its Earth*M*™ software is already operating. Earth*Metrix*™ technology is more than appealing; it represents a genuine revolution in the information technology for natural resources on Earth's surface.

Earth*Metrix*™ technology offers many advantages desired by the industry:

Performance of the Earth*Metrix*™ Technology for Mineral Exploration	
Criteria desired by the Mineral Exploration Industry	Earth*Metrix*™ Performance vs. Actual Methods
Cost effectiveness	40 to 100 times less expensive
Speed	2 to 5 times faster
Accuracy	50 to 100 times more accurate
Information format	100% digital

Performance of the Earth*Metrix*™ Technology for Forest Inventory	
Criteria desired by the Forest Industry	Earth*Metrix*™ Performance vs. Actual Methods
Cost effectiveness	20 to 50 times less expensive
Speed	2 to 5 times faster
Accuracy	25 to 50 times more accurate
Information format	100% digital

With these measurable advantages at the beginning, over time in the same territory, the EarthM™ software will process and deliver real time data that will mean additional cost savings. At the same time, margins and prices will be significantly raised.

The EarthM™ software allows inventorying all the Earth's surface characteristics and also studying every ecosystem. However, mineral exploration is the commercial application to begin with since revenues are already generated by the company through an affiliated corporate arm.

MINERAL EXPLORATION AND EARTHMETRIX MARKET
Market facts 2005 – In US $ (Million)

Metals Economics Group – 2005	Total exploration expenditures	Earth*Metrix*™ market
Canada	$ 928	$ 298
Worldwide	$ 5 135	$ 1 648

FOREST INVENTORY INFORMATION MARKET
Market facts 2004 – In CDN $ (Million)

Earth*Metrix*™-2006	Total expenditures	Earth*Metrix* market
Quebec	$ 35,7 + $ 20,3 '	$ 55
Canada	$ 144,7 + $ 90,4	$ 235
Worldwide	$ 235,1 x 10	$ 2,4 billion

Competition

Mineral exploration and forest inventory information are globally among the most inefficient and imperfect markets in the world. There is now an urgent need for new technologies that will answer client expectations.

Earth*Metrix*™ is well positioned to deliver reliable, fast and accurate user friendly information with the highest value possible and its EarthM™ software is already in operation. The Earth*Metrix*™ technology is more than appealing; it represents a genuine revolution in the information technology for natural resources on the Earth's surface.

The competitors of Earth*Metrix* Technologies Inc. are the companies which use traditional exploration methods. These methods basically rely on geophysical techniques which generate huge amounts of anomalies. These techniques involve drilling various project holes on the staked property and examining the resulting geographical properties. This is the traditional "DRY HOLE" method of exploration. Other competitors use geochemical methods which are expensive and the data is difficult to correlate. GIS and remote sensing need a large database and in the majority of cases are not geologically relevant. Montreal based DIAGNOS Inc., is the main competitor of the Company.

In the forestry segment of the Company's business, the competition comes from various consulting firms in forestry, air photo consulting firms, GIS and artificial intelligence firms and from remote sensing firms. These vary in size and financial strength with no one single competitor a threat to the Company.

The Company can effectively compete with these competitors because its surfacing imaging data processing proprietary software is less expensive, more accurate, much quicker in analyzing data, compatible with all different operating systems and delivers results through the Internet in a digital format.

Pricing

Costs of sales for an average mandate (either AMEM or AFIM) performed under standard methods represent a sum of $19,050 compared to $11,110 with the Earth*Metrix*™ technology at the beginning.

With the so-called standard methods, realization either of an AMEM or an AFIM, yields a gross margin of 25% compared to 60% with the Earth*Metrix*™ technology at the beginning, over a new territory. Overall performance of EarthM™ software will improve with use over time, giving additional cost reductions that will benefit Earth*Metrix*™, its licensees and their clients.

Marketing

The marketing strategies that Earth*Metrix*™ intends to utilize as the new standard in the Information Technology for natural resources on the Earth's surface are:

- Position Technological Showcases with key players in the Mine industry and the Forest industry in order to establish Earth*Metrix*™ technology with specialized firms dominating the market of mining exploration and Forest inventory.
- Launch Commercial Showcases all over Canada and America to promote the licensing of Earth*Metrix*™ technology with specialized firms dominating the market of Mining exploration and Forest inventory.
- Develop the International market through the licensing of Earth*Metrix*™ technology on a North-South axis: North America, Central America and South America
- Develop the International market through the licensing of Earth*Metrix*™ technology on an East-West axis: after America, Europe, Africa and Oceana.

To ensure a fast market penetration, the technology will be spread out as License to specialized firms and/or regular customers who have a reasonable volume of information to be processed. Moreover, technology upgrades will eventually allow real-time operations with access to several platforms on line at the Earth*Metrix*™ website.

Item 7 Description of Property

Earth*Metrix* Technologies Inc. has an office at 68 Avenue Principale in Rouyn-Noranda of approximately 2,000 sq. ft. in a building that belongs to the founding shareholders. No rent is paid until financing is secured and no lease is signed at the moment.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 29,381,151 (Twenty-nine million, Three Hundred Eighty-one Thousand, One Hundred Fifty-one) shares outstanding, implying a pre-offering enterprise valuation for the Company of $293,811.51 (29,381,151 x $0.01). The management believes that this is an appropriate price for the Offering.

Salaries of Officers: For the 2006 year, none of the Company's officers received salaries.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of November 20, 2006:

Name	Positions with the Company	Age	Position Held Since
Ara Chadarevian	President, Chief Executive Officer and Director	49	2006
Sheldon Poon	Chief Financial Officer, Secretary, Treasurer and Director	26	2006

Mr. Ara Chadarevian
11415 Tees Street
Ville St-Laurent, Quebec H4R 2A7

Mr. Chadarevian is a graduate of UQAM (University of Quebec, Montreal Campus) in 1979 in the CNC computer programming field. He is the founder of the company Cadra since 1992, where he managed and over saw day to day operations. M. Chadarevian brings with him an experience of knowledge of sales, management and organization skills.

Mr. Sheldon Poon
119 Alepin
LaSalle, Quebec H8P 2C9

Mr. Poon is a native Montrealer with close to ten years of experience in the computer industry. Graduating from the Computer Science Program in 2001 he has gone on to manage production at Webmentors as well as teach classes in information technologies at a public high school in Montreal North.

As the head developer at Webmentors, Sheldon manages a small team of programmers and graphic artists who each have very specific roles in the development of the final product. Sheldon has helped Webmentors grow and succeed by building a reputation of excellence and being able to meet tight deadlines. His work at the school has also been a valued experience, keeping him grounded while giving him valuable insight into today's youth market. Sheldon teaches several classes including a beginner / introduction class to the junior levels as well as a multimedia class to the seniors. His ultimate goal is to train students to be able to use basic computer skills needed in today's educational and professional world

Board Composition:

The Board of Directors is currently comprised of two directors. The directors are Ara Chadarevian and Sheldon Poon. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantial time to the affairs of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration
Ara Cadarevian	President, Chief Executive Officer and Director	$0
Sheldon Poon	Secretary, Treasurer, Chief Financial Officer and Director	$0

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
Common Stock	Mr. Ara Chadarevian 11415 Tees Street Ville St. Laurent, Quebec H4R 2A7 Canada	President ,Chief Executive Officer and Director	100,000	0.50%
Common Stock	Mr. Sheldon Poon 119 Alepin LaSalle, QC H8P 2C9 Canada	Secretary, Treasurer, Chief Financial Officer and Director	100,000	0.50%
Common Stock	Benoit Moreau 840 Place Helen-Boulle #8 Boucherville, QC J4B 2A7 Canada	Shareholder	9,875,000	49.38%
Common Stock	Alain Moreau 6523 12th Avenue Montreal, QC H1X 3A8 Canada	Shareholder	9,875,000	49.38%
Common Stock	3096-7954 Quebec Inc. 68 Av Principale Rouyn-Noranda Quebec, J9X 4P2 Canada	Shareholder	9,117,151	31.03%

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of February 8, 2008 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 20 million shares of Common Stock outstanding that were held of record. There will be a maximum of 420 million shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Item 11. Interest of Management and Others in Certain Transactions

None

There were no transactions to which the Company was a party in the previous two years or any proposed transactions that any director, officer, nominee director, principal security holder or relative of the foregoing has a direct or indirect material interest in.

Item 12. Securities Being Offered

A maximum of 400,000,000 common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $4,000,000 USD will be received from the offering. The insiders will hold 29,381,151 shares. This means that about 93.16% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the

Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock Bay City Transfer Agency and Registrar, Inc. located at 300 Center Ave., Suite 202B, Bay City, MI 48708 and its telephone number is: 989 891-9720.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 429,381,151 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 29,381,151 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 4,293,812 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

Earth*Metrix* Technologies Inc. is based on geosciences that study the Earth and natural resources spread out over its surface. The core of Earth*Metrix*™ technology is an inference engine that processes mathematically surface data such as digital satellite images using the Constructal theory for modeling the Earth's surface. Results are delivered to clients by Internet or any suitable format.

Selected Financial Data

For the Period Ending November 30, 2007

RESULTS OF OPERATIONS:	November 30, 2007
Total revenues	$ 0
Net loss	$ (2,783)
Net loss attributable to common stockholders	$ (2,783)
Basic and fully diluted loss per common share:	$(0.0002)
Weighted average common shares outstanding	14,040,334

SUBSEQUENT EVENTS

N/A

SUBSEQUENT EVENTS

N/A

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ~~New York~~ Las Vegas, State of ~~New York~~ Nevada.

EARTH*METRIX* TECHNOLOGIES INC

Ara Chadarevian, CEO and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ara Chadarevian, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE

Ara Chadarevian, Director, CEO, President
2/8/08

~~Sheldon Poon, Director~~, CFO, Secretary & Treasurer
2/8/08

EARTHMETRIX TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

EARTHMETRIX TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

TABLE OF CONTENTS

EARTHMETRIX TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

	Nov. 30, 2007 (Unaudited)	For Year Ended May 31, 2007 (Unaudited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 14,248	$ 14,248
Accounts Receivables	36,902	36,902
R&D tax credits	32,045	32,045
Inventory	15,628	15,628
Total Current Assets	98,823	98,823
FIXED ASSETS		
Computer equipment-net	1,899	2,220
Furniture and equipment-net	616	682
Total Fixed Assets	2,515	2,902
OTHER ASSETS		
Goodwill	45,380	45,380
Total Assets	$ 146,718	$ 147,105
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
CURRENT LIABILITIES		
Accounts Payable and accrued liabilities	$ 12,652	$ 12,256
Promissory note due November 30, 2007	82,035	82,035
Current portion of long-term debt	22,690	22,690
Total Current Liabilities	117,377	116,981
LONG TERM LIABILITIES		
Long-term debt	45,182	45,182
Total Long-term Liabilities	45,182	45,182
STOCKHOLDERS' DEFICIENCY		
Common shares; 450,000,000 shares authorized, $0.0001 par value 9,381,151 issued and outstanding, May 31, 2007 29,381,151 issued and outstanding November 30, 2007	2,938	938
Additional Paid in Capital	619,111	619,111
Foreign Currency adjustment	(166,846)	(166,846)
Accumulated Deficit	(471,044)	(468,261)
Total Stockholders' Deficiency	(15,841)	(15,058)
Total Liabilities and Stockholders' Deficiency	$ 146,718	$ 147,105

The accompanying notes are an integral part of these financial statements.

Initials

EARTHMETRIX TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

	For Six Months ended November 30, 2007 (Unaudited)	From June 1, 2005 to November 30, 2007 (Unaudited)
REVENUES		
Sales	$ -	$ 181,487
R & D tax credits	-	33,764
Total Revenues	-	215,251
OPERATING EXPENSES		
Advertising	-	8,215
General and administrative	2,694	164,017
Travel	-	6,568
Professional	89	11,900
Total Operating Expenses	2,783	190,700
NET INCOME (LOSS)	$ (2,783)	$ 24,551
INCOME PER SHARE Basic and diluted	$ (0.0002)	$ 0.0017
WEIGHTED AVERAGE SHARES OUTSTANDING Basic and diluted	14,040,334	14,040,334

The accompanying notes are an integral part of these financial statements.

Initials

EARTHMETRIX TECHNOLOGIES INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
FOR THE PERIOD MAY 31, 2005 TO NOVEMBER 30, 2007.

	Common Stock		Additional	Foreign Currency	Accumulated	
	Shares	Value	Paid in Capital	Adjustment	Deficit	Total
Balance at May 31, 2005	2,264,000	$ 78,054	$ -	$ (166,849)	$ (495,595)	$ (584,390)
Shares issued for Cash	5,000,000	45,380	-	-	-	45,380
Conversion of preferred to common stock	2,117,151	496,615	-			496,615
Foreign Currency adjustment	-	-	-	6,190	-	6,190
Net Income May 31,2006	-	-	-	-	2,575	2,575
Balance at May 31, 2006	9,381,151	$ 620,049	$ -	$ (160,659)	$ (493,020)	$ (33,630)
Acquisition of subsidiary	-	(619,111)	619,111	-	-	-
Foreign Currency adjustment	-	-	-	(6,187)	-	(6,187)
Net Income May 31, 2007	-	-	-	-	24,759	24,759
Balance May 31, 2007	9,381,151	$ 938	$ 619,111	$ (166,846)	$ (468,261)	$ (15,058)
Shares issued for services	20,000,000	2,000	-	-	-	2,000
Net Income (Loss)	-	-	-	-	(2,783)	(2,783)
Balance November 30, 2007	29,381,151	$ 2,938	$ 619,111	$ (166,846)	$ (471,044)	$ (15,841)

The accompanying notes are an integral part of these financial statements.

Initials

EARTHMETRIX TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Six Months ended Nov. 30, 2007 (Unaudited)	From June 1, 2005 to Nov. 30, 2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (2,783)	$ 24,551
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	387	3,090
Accounts receivable	-	1,379
R & D tax credits	-	(6,025)
Work-in-progress	-	(15,627)
Accounts payable and accrued liabilities	396	6,486
Cash flows from operating activities	783	13,854
CASH FLOWS FROM INVESTING ACTIVITIES		
Goodwill	-	(45,380)
Amount receivable from septentrion	-	10,349
Cash flows from investing activities	-	(35,031)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repurchase of preferred shares	-	(28,080)
Issue of common shares	2,000	47,380
Promissory note	-	1,778
Repayment of long term debt	-	(32,668)
Cash flows from financing activities	2,000	(11,590)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	-	3
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	-	(32,764)
CASH AND EQUIVALENTS -Beginning of period	14,248	47,012
CASH AND EQUIVALENTS -End of period	$ 14,248	$ 14,248

The accompanying notes are an integral part of these financial statements.

Initials

NOTE 1 – NATURE OF BUSINESS

Earthmetrix Technologies Inc. ("the subsidiary") was incorporated under part 1A of the Quebec Companies Act on August 3, 2005. On November 30, 2006 they effected a change in jurisdiction of incorporation to the State of Nevada.

Earthmetrix Technologies Inc. ("the Company") was incorporated in the State of Nevada on November 30, 2006. The Company acquired the subsidiary on November 30, 2006.

The business of the company is characterizing attributes of natural resources from collected data.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated useful lives according to the following method and annual rates:

Assets	Basis	Rate
Computer Hardware	Declining balance	30%
Furniture and equipment	Declining balance	20%

Foreign Currency Translation

The company uses the temporal method to translate its foreign currency transactions.

Monetary assets and liabilities are translated at the rate of exchange in effect at the year-end. Other assets and liabilities are translated at their historic rates. Items appearing in the statement of income, except for cost of inventories and depreciation, are translated at average year rates. Exchange gains and losses are included in the statement of income.

Use of Estimates

In conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of revenue expenses during the year. Actual results could differ from these estimates.

Financial Instruments

The company's financial instruments consist of cash, prepaid expenses, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Initials

NOTE 3 – CAPITAL ASSETS

	Cost	Accumulated Depreciation	Net book value
Computer Hardware	$18,937	$17,038	$1,899
Furniture and equipment	4,675	4,059	616
	$23,612	$21,097	$2,515

NOTE 4 – LONG-TERM DEBT

An interest free loan was redeemable since September 2002 by a first annual payment of $20,010 and by annual installments of $25,000 later on. This loan comes from a Canadian government agency.

There is also a loan from the directors of the subsidiary, non-interest bearing and with no repayment schedule.

NOTE 5 – SHAREHOLDERS DEFICIT

On March 22, 1999, there were 2,264,000 common shares issued for services and 546,953 preferred shares issued for services.

On April 26, 2006 there were 5,000,000 common shares issued for cash.

On May 31, 2006, the 546,953 preferred shares were converted into 2,177,151 common shares, per a Resolution of the Board of Directors.

On November 30, 2006 when the acquisition occurred, the value of the shares went to from $0.066 to $0.0001 per share.

On July 25, 2007, 20,000,000 shares were issued for services with a value of $2000.

On November 30, 2007 all the outstanding shares of Earthmetrix Technologies Inc. (the Canadian subsidiary) were returned and reissued in the name of Earthmetrix Technologies Inc. (the US company). The shares were reissued on a 1-1 basis with a par value of $0.0001. As of November 30, 2007 there were a total of 29,381,151 common shares issued and outstanding with a value of $2,938.

Initials ____________

EARTHMETRIX TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007

EARTHMETRIX TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007

TABLE OF CONTENTS

EARTHMETRIX TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

	For Year Ended May 31, 2007 (Unaudited)	For Year Ended May 31,2006 (Audited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 14,248	$ 22,454
Accounts Receivables	36,902	569
R&D tax credits	32,045	33,765
Inventory	15,628	16,465
Total Current Assets	98,823	73,253
FIXED ASSETS		
Computer equipment-net	2,220	3,077
Furniture and equipment-net	682	946
Total Fixed Assets	2,902	4,023
OTHER ASSETS		
Goodwill	45,380	45,380
Total Assets	$ 147,105	$ 122,656
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
CURRENT LIABILITIES		
Accounts Payable and accrued liabilities	$ 12,256	$ 6,379
Promissory note due November 30, 2007	82,035	82,035
Current portion of long-term debt	22,690	22,690
Total Current Liabilities	116,981	111,104
Total Current Liabilities	116,981	111,104
LONG TERM LIABILITIES		
Long-term debt	45,182	45,182
Total Long-term Liabilities	45,182	45,182
STOCKHOLDERS' DEFICIENCY		
Common shares; 450,000,000 shares authorized 9,381,151 issued and outstanding, $0.0001 par value	938	620,049
Additional Paid in Capital	619,111	-
Foreign Currency adjustment	(166,846)	(160,659)
Accumulated Deficit	(468,261)	(493,020)
Total Stockholders' Deficiency	(15,058)	(33,630)
Total Liabilities and Stockholders' Deficiency	$ 147,105	$ 122,656

The accompanying notes are an integral part of these financial statements.

Initials

EARTHMETRIX TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

	For Year Ended May 31, 2007 (Unaudited)	For Year Ended May 31, 2006 (Audited)
REVENUES		
Sales	$ 110,924	$ 70,563
R & D tax credits	-	33,764
Total Revenues	110,924	104,327
OPERATING EXPENSES		
Advertising	4,223	3,992
General and administrative	71,695	89,628
Travel	4,438	2,130
Professional	5,809	6,002
Total Operating Expenses	86,165	101,752
NET INCOME (LOSS)	$ 24,759	$ 2,575
INCOME PER SHARE Basic and diluted	0.0026	0.0009
WEIGHTED AVERAGE SHARES OUTSTANDING Basic and diluted	9,381,151	2,749,252

The accompanying notes are an integral part of these financial statements.

Initials

EARTHMETRIX TECHNOLOGIES INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
FOR THE PERIOD MAY 31, 2005 TO MAY 31, 2007.

	Common Stock		Additional	Foreign Currency	Accumulated	
	Shares	Value	Paid in Capital	Adjustment	Deficit	Total
Balance at May 31, 2005	2,264,000	$ 78,054	$ -	$ (166,849)	$ (495,595)	$ (584,390)
Shares issued for Cash	5,000,000	45,380	-	-	-	45,380
Conversion of preferred to common stock	2,117,151	496,615	-			496,615
Foreign Currency adjustment	-	-	-	6,190	-	6,190
Net Income May 31,2006	-	-	-	-	2,575	2,575
Balance at May 31, 2006	9,381,151	$ 620,049	$ -	$ (160,659)	$ (493,020)	$ (33,630)
Acquisition of subsidiary	-	(619,111)	619,111	-	-	-
Foreign Currency adjustment	-	-	-	(6,187)	-	(6,187)
Net Income May 31, 2007	-	-	-	-	24,759	24,759
Balance May 31, 2007	9,381,151	$ 938	$ 619,111	$ (166,846)	$ (468,261)	$ (15,058)

The accompanying notes are an integral part of these financial statements.

Initials ______

EARTHMETRIX TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Year Ended May 31, 2007 (Unaudited)	For Year Ended May 31,2006 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 24,759	$ 2,575
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	1,121	1,582
Accounts receivable	(36,333)	37,712
Accounts payable and accrued liabilities	5,877	213
R & D tax credits	1,720	(7,745)
Work-in-progress	837	(16,464)
Cash flows from operating activities	(2,019)	17,873
CASH FLOWS FROM INVESTING ACTIVITIES		
Goodwill	-	(45,380)
Amount receivable from septentrion	-	10,349
Cash flows from investing activities	-	(35,031)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repurchase of preferred shares	-	(28,080)
Issue of common shares	-	45,380
Promissory note	-	1,778
Repayment of long term debt	-	(32,668)
Cash flows from financing activities	-	(13,590)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(6,187)	6,190
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(8,206)	(24,558)
CASH AND EQUIVALENTS -Beginning of period	22,454	47,012
CASH AND EQUIVALENTS -End of period	$ 14,248	$ 22,454

The accompanying notes are an integral part of these financial statements.

Initials

NOTE 1 – NATURE OF BUSINESS

Earthmetrix Technologies Inc. ("the subsidiary") was incorporated under part 1A of the Quebec Companies Act on August 3, 2005. On November 30, 2006 they effected a change in jurisdiction of incorporation to the State of Nevada.

Earthmetrix Technologies Inc. ("the Company") was incorporated in the State of Nevada on November 30, 2006. The Company acquired the subsidiary on November 30, 2006.

The business of the company is characterizing attributes of natural resources from collected data.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated useful lives according to the following method and annual rates:

Assets	Basis	Rate
Computer Hardware	Declining balance	30%
Furniture and equipment	Declining balance	20%

Foreign Currency Translation

The company uses the temporal method to translate its foreign currency transactions.

Monetary assets and liabilities are translated at the rate of exchange in effect at the year-end. Other assets and liabilities are translated at their historic rates. Items appearing in the statement of income, except for cost of inventories and depreciation, are translated at average year rates. Exchange gains and losses are included in the statement of income.

Use of Estimates

In conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of revenue expenses during the year. Actual results could differ from these estimates.

Initials ____________

NOTE 2 – (continued)

Financial Instruments

The company's financial instruments consist of cash, prepaid expenses, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

NOTE 3 – CAPITAL ASSETS

	Cost	Accumulated Depreciation	Net book value
Computer Hardware	$18,937	$16,717	$2,220
Furniture and equipment	4,675	3,993	682
	$23,612	$20,710	$2,902

NOTE 4 – LONG-TERM DEBT

An interest free loan was redeemable since September 2002 by a first annual payment of $20,010 and by annual installments of $25,000 later on. This loan comes from a Canadian government agency.

There is also a loan from the directors of the subsidiary, non-interest bearing and with no repayment schedule.

NOTE 5 – SHAREHOLDERS DEFICIT

On March 22, 1999, there were 2,264,000 common shares issued for services and 546,953 preferred shares issued for services.

On April 26, 2006 there were 5,000,000 common shares issued for cash.

On May 31, 2006, the 546,953 preferred shares were converted into 2, 177,151 common shares, per a Resolution of the Board of Directors.

On November 30, 2006 when the acquisition occurred, the value of the shares went from $0.066 per share to $0.0001 per share.

On May 31, 2007 there were a total of 9,381,151 common shares issued and outstanding with a value of $938.

Initials ____________

NOTE 6 – SUBSEQUENT EVENTS

All the outstanding shares of Earthmetrix Canada will be returned and reissued in the name of Earthmetrix Technologies Inc. (the US company). The shares will be reissued on a 1-1 basis with a par value of $0.0001.

In July 2007, 20,000,000 common shares will be issued for services with a value of $0.0001 per share.

Initials ______________

Annual Financial Statements of

EARTHMETRIX TECHNOLOGIES INC.

Year ended May 31st, 2006

(Expressed in U.S. Dollars)

EARTHMETRIX TECHNOLOGIES INC.

Balance Sheet
As at May 31st, 2006 and 2005
(Amounts expressed in United States Dollars)

	2006	2005
ASSETS		
CURRENT ASSETS :		
Cash and cash equivilents	$ 22,454	$ 47,012
R&D tax credits	33,765	26,020
Accounts receivables	569	38,281
Work-in-progess	16,465	-
Amounts receivable from Septentrion	-	10,349
	73,253	121,662
Custom (note 2)	45,380	-
Capital assets (note 3)	4,023	5,605
	$ 122,656	$ 127,267
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 6,379	$ 6,136
Promissory note due November 30th, 2006	82,035	80,257
Cuurent portion of long-term debt	22,690	39,810
	111,104	126,203
Long term debt (note 4)	45,182	60,759
Preferred shares (note 2 and 5)	496,615	524,695
STOCKHOLDERS' DEFICIENCY		
Capital stock (note 3)	123,434	78,054
Foreign currency translation	(160,659)	(166,849)
Deficit	(493,020)	(495,595)
	(530,245)	(584,390)
	$ 122,656	$ 127,267

See accompanying notes to financial statements.

ON BEHALF OF THE BOARD:

______________________________, Director

EARTHMETRIX TECHNOLOGIES INC.

Statement of operations and deficit
For the year ended May 31st, 2006 and 2005
(Amounts expressed in United States Dollars)

		2006		2005
Revenues				
Sales	$	70,563	$	118,787
R & D tax credits		33,764		19,899
Expenses				
Sub-contractors		942		738
Salaries and fringe benefits		54,849		52,935
Depreciation and amortization		1,582		1,951
Insurance		1,552		-
Fuel		1,962		819
Traveling		2,130		2,182
Energy		2,460		1,936
Maintenace and repairs		473		-
Material and supplies		9,756		18,692
Professional fees		6,002		1,697
Interest and bank charges		8,388		5,959
Rent		1,563		9,609
Promotion and marketing		3,992		3,704
Meals and representation		1,580		2,967
Taxes and permits		36		189
Telecommunications		4,535		1,537
		101,752		104,915
Net income (loss) for the year		2,575		33,771
Deficit, beginning of year		(495,595)		(529,366)
Deficit, end of year	$	(493,020)	$	(495,595)

See accompanying notes to financial statements.

EARTHMETRIX TECHNOLOGIES INC.

Statement of cash flows
Year ended May 31st, 2006 and 2005
(Amounts expressed in United States Dollars)

		2006		2005
Operations :				
Net income (loss)	$	2,575	$	33,771
Depreciation and amortization		1,582		1,951
Changes in operating assets and liabilities :				
Accounts recievable		37,712		(26,501)
R & D tax credits		(7,745)		4,969
Work-in-progress		(16,464)		-
Accounts payable and accrued liabilities		213		(20,855)
		17,873		(6,665)
Financing :				
Repurchase of preferred shares		(28,080)		-
Issue of common shares		45,380		-
Promissory note		1,778		80,257
Repayment of long term debt		(32,668)		(15,893)
		(13,590)		64,364
Investment :				
Custom		(45,380)		-
Amount receivable from septentrion		10,349		(10,349)
Additions to fixed assets		-		(4,236)
		(35,031)		(14,585)
Variation in foreign currency translation		6,190		6
Increase (decrease) cash and cash equivalents		(24,558)		43,120
Cash and cash equivalents, beginning of the year		47,012		3,892
Cash and cash equivalents, end of the year	$	22,454	$	47,012

See accompanying notes to financial statements.

1. STATUTES OF INCORPORATION AND NATURE OF ACTIVITIES

The company, incorporated under part 1A of the Quebec companies act, is in business of characterizing natural resources.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Deferred information's

For the year ended May 31, 2006, the company has chosen with the anonymous consent of its shareholders, to prepare financial statements in conformity with Canadian generally accepted accounting principles by applying deferred processing described bellow to which companies may use without public obligation to disclose. The adoption of deferred processing implied the following modifications:

- Financial instruments:

  Omission of information on the carrying value of assets and liabilities when it can not be determined easily. The carrying value of other assets and liabilities was determined as follows:

  - The carrying value of cash and cash equivalents, accounts payable and other current liabilities is equivalent to its cost value since it is near term.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimate and assumptions that affect the amounts of assets and liabilities reported in the financial statements in the accompanying notes those estimates are established on the knowledge that management has from current events and on measures that the company could implement in the future. Actual results could differ from those estimates.

Fixed assets

Fixed assets, recorded at cost, are depreciated using the declining balance method at the following annual rates:

Equipment and furniture	20 %
Computer equipment	30 %

CÔTÉ
COMPTABLE AGRÉÉ

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Preferred shares

The company presents the preferred shares as liabilities and measures them at par value.

Custom

The custom will be depreciate the next year.

3. FIXED ASSETS

	Cost	Accumulated amortization	Net value 2006	Net value 2005
Equipment and furniture	$ 5,239	$ 4,360	$ 879	$ 1,099
Computer equipment	21,223	17,669	3,554	5,077
	$ 26,462	$ 22,029	$ 4,433	$ 6,176

CÔTÉ COMPTABLE AGRÉÉ

5. SHARES (continued)

		2006	2005
PREFERRED SHARES			
Issued and fully paid			
546 953	"B" preferred shares (577 892 in 2005)	$ 546 953	$ 577 892
SHARE CAPITAL			
Issue and paid			
7 264 000	"A" preferred shares (2 264 000 in 2005)	$ 136 000	$ 86 000

6. RELATED PARTIES TRANSACTIONS

The company entered into several transactions with directors and companies owned by the directors either:

- Technologies DOZ Inc.
- 3096-7954 Québec inc.
- Global Ionix Inc.
- Alain Moreau
- Benoît Moreau

CÔTÉ
COMPTABLE AGRÉÉ

4. LONG-TERM DEBT

	2006	2005
Loan, interest free, was redeemable since September 2002 by a first annual payment of $ 20,010 and by annual installments of $ 25,000 later on (this loan comes from a government agency)	$ 59,334	$ 77,884
Loan from directors of the company, non interest bearing and no repayment schedule	15,448	22,479
	74,782	100,363
Current portion	25,000	50,000
	$ 49,782	$ 50,363

Long-term debt principal repayments to be made during the next tree years are the following:

2007	2008	2009
$ 25,000	$ 25,000	$ 9,334

5. SHARES

Authorized unlimited number of common shares and without par value

"A" common shares, voting, convertible in "B" preferred shares or "C" preferred shares under specific conditions

"B" preferred shares, bank of Canada prime rate non cumulative, non voting, redeemable at par value, convertible in "C" preferred shares under specific conditions

"C" preferred shares, bank of Canada prime rate plus 2 % non cumulative, redeemable at fair market value of the counterpart received when bought, convertible in "A" common shares under specific conditions

CÔTÉ
COMPTABLE AGRÉÉ

CÔTÉ
COMPTABLE AGRÉÉ

AUDITOR'S REPORT

To the shareholders of
Earth Metrix Technologies inc.

I have audited the balance sheet of Earth Metrix Technologies inc. as at May 31, 2006 and the statements of income, deficit and cash flows for the year then ended. I have obtained all the information and the explanations requested. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

My audit was conducted in accordance with Canadian generally accepted auditing standards. Those standard require that the audit is planned and performed to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall previous financial statement presentation.

It is worth noting that opening balances come from at financial statement that is a notice to the reader and therefore not audited.

With the exception of the preceding paragraph, in my opinion, at the best I could express, by information and explanations that were given to me and as indicated in the books, these financial statements present fairly in all material respects, the financial position of the company for the year ended at this date in accordance with Canadian generally accepted accounting principles.

Côté, comptable agréé

Côté, comptable agréé

Amos (Quebec) Canada, September 24th, 2006

65, 1re Avenue Ouest, suite 203, Amos (Québec) J9T 1T7 Tél.: (819) 727-1900 - Fax: (819) 732-3845

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **EARTHMETRIX TECHNOLOGIES INC.**, did on November 30, 2006, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on November 30, 2006.

DEAN HELLER
Secretary of State

By

Certification Clerk

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation

(PURSUANT TO NRS 78)

Entity # E0875382006-1
Document Number: 20060767763-04

Date Filed:
11/30/2006 12:00:27 PM
In the office of

Dean Heller (signature)

Dean Heller
Secretary of State

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. ***Name of Corporation:***	EarthMatrix Technologies Inc.
2. ***Resident Agent Name and Street Address:*** (must be a Nevada address where process may be served)	Incorp Services, Inc. Name 3155 East Patrick Lane, Las Vegas, NEVADA 89120-3481 Street Address / City / Zip Code
3. ***Shares:*** (number of shares corporation authorized to issue)	Number of shares with par value: 500,000,000 Par value: $ 0.0001 Number of shares without par value: 0
Names & Addresses of Board of Directors/Trustees: (each director/trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees)	1. Ara Chaderovian Name 11415 Tees Street, Ville St-Laurent, QC, H4R 2A7 Street Address / City / State / Zip Code 2. Sheldon Poon Name 119 Alepin, LaSalle, QC, H8P 2C9 Street Address / City / State / Zip Code 3. Name Street Address / City / State / Zip Code
5. ***Purpose:*** (optional - see instructions)	The purpose of this Corporation shall be: The purpose for which the corporation is organized are to engage primarily in any type of business, investment or
6. ***Names, Address and Signature of Incorporator:*** (attach additional page if more than 1 incorporator)	Billie Cuddle Name (signature) Signature 300 Center Ave. Ste. 202, Bay City, Michigan, 48708 Address / City / State / Zip Code
7. ***Certificate of Acceptance of Appointment of Resident Agent:***	I hereby accept appointment as Resident Agent for the above named corporation. X (signature) Authorized Signature of R. A. or On Behalf of R. A. Company November 28, 2006 Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Article 3 continued...

1. The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares with a par value of $0.0001 per share and having a total stated capital of $500,000.00. Of the 500,000,000 shares, 450,000,000 shares are to be Class A Common stock and 50,000,000 to be preferred shares.

   The Board of Directors is authorized to issue the capital stock in one or more classes or one or more series of stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the use issue of such stock adopted by the Board of Directors.

Article 5 continued...

5. other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: secretaryofstate.biz

Resident Agent Acceptance

General Instructions for this form:

1. Please print legibly or type; Black Ink Only.
2. Complete all fields.
3. Ensure that document is signed in signature field.

ABOVE SPACE IS FOR OFFICE USE ONLY

In the matter of EarthMetrix Technologies Inc.
(Name of business entity)

I, Incorp Services, Inc.
(Name of resident agent)

hereby state that on November 28, 2006 (Date) I accepted the appointment as resident agent for the above named business entity. The street address of the resident agent in this state is as follows:

3155 East Patrick Lane
Physical Street Address

Suite #1
Suite number

Las Vegas
City

NEVADA

89120-3481
Zip Code

Optional:

N/A
Additional Mailing Address

N/A
Suite number

N/A
City

N/A
State

N/A
Zip Code

Signature:

X [signature]
Authorized Signature of R.A. or On Behalf of R.A. Company

November 28, 2006
Date

BY-LAWS
OF
Earth*Metrix* Technolgoies, Inc.

a Nevada Corporation

ARTICLE I
OFFICES

Section 1. Principal Office. The principal office for the transaction of the business of the corporation is hereby fixed and located at:

1329 Hwy 395N, Suite 10-262
Gardnerville, NV 89410

The Board of Directors is hereby granted full power and authority to change said principal office from one location to another in said state. Any such change shall be noted in the by-laws by the Secretary, opposite this section, or this section may be amended to state the new location.

Section 2. Other Offices. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business or the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. Place of Meetings. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office of the corporation or at any other place within or without the State of Nevada as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said Board or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. Annual Meetings. The annual meetings of shareholders shall be held on such date not less than sixty (60) nor more than three hundred sixty (360) days after the end of the corporation's last preceding fiscal year, as the Board of Directors shall prescribe; provided, that if in any such year the annual meeting shall not have been held within such period, then it shall be held at 10:00 a.m. on the first Tuesday in the second month after the end of the three hundred sixty (360) day period; provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. Any such annual meeting may be held at any other time which may be designated in a resolution by the Board of Directors or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares. At such annual meeting, directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders to transact and which may be properly brought before the meeting.

Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated. All such notices shall be sent to each shareholder entitled thereto not less than thirty (30) nor more than sixty (60) days before each annual meeting.

Section 3. <u>Special Meetings</u>. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by any Director, or by resolution of the Board of Directors, or by one or more shareholders holding not less than ten percent (10%) of the issued and outstanding voting shares of the corporation, or such meeting may be held at any time without call or notice upon unanimous consent of the shareholders. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner and pursuant to the same notice provisions as for annual meetings of shareholders. Notices or any special meeting shall state, in addition to the place, day and hour of such meeting, the purpose or purposes of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 4. <u>List of Shareholders Entitled to Vote</u>. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 5. <u>Quorum</u>. The holders of one-third (1/3) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the corporation. When a quorum is present at any meeting, a majority of the shares represented thereat and entitled to vote thereat shall decide any question brought before such meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 6. <u>Voting</u>. At each meeting of shareholders each shareholder entitled to vote shall vote in person or by proxy and he shall have one (1) vote for each share standing registered in his name at the closing of the transfer books for such meeting, or the record date fixed for such meeting by the Board of Directors, as the case may be, or standing registered in his name at the time of such meeting if neither a date for the closing of the transfer books nor a record date for such meeting has been fixed by the Board of Directors.

Section 7. Consent of Absentees. The transaction of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Action Without Meeting. Any action which, under any provisions of the laws of the State of Nevada or under the provisions of the Certificate of Incorporation or under these by-laws may be taken at a meeting of the shareholders, may be taken without a meeting if a record or memorandum thereof be made in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting for such purpose, and such record or memorandum be filed with the Secretary of the corporation and made a part of the corporate records.

Section 9. Proxies. Any shareholder entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by proxy. The appointment of a proxy shall be in writing and signed by the shareholder but shall require no other attestation and shall be filed with the Secretary of the corporation at or prior to the meeting. The termination of a proxy's authority by act of the shareholder shall, subject to the time limitation herein set forth, be ineffective until written notice of the termination has been given to the Secretary of the corporation. Unless otherwise provided therein, an appointment filed with the Secretary shall have the effect of revoking all proxy appointments of prior date.

ARTICLE III
DIRECTORS

Section 1. Powers. Subject to limitations of the Certificate of Incorporation, of the by-laws and of the laws of the State of Nevada as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the by-laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors.

Section 2. Number, Election and Term of Office. The number of directors which shall constitute the whole Board shall be not less than one (1) nor more than nine (9) and subsequently, such number as may fixed from time to time by the Board of Directors. The directors shall be elected at each annual meeting of the shareholders; however, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected. In the absence of a shareholders meeting, the current board may appoint a director or directors until their respective successors are elected by a meeting of the shareholders.

Section 3. Vacancies. Vacancies as well as authorized but unfilled board positions on the Board of Directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

Section 4. Removal. Except as otherwise provided in the Certificate of Incorporation, By-Laws or by statute, the entire Board of Directors or any individual director may be removed from office with or without cause by vote of shareholders holding a majority of the outstanding shares entitled to vote at any annual or special meeting of shareholders. In case the entire Board or any one or more directors be so removed, new directors may be elected at the same meeting of shareholders. A director may be removed by a majority of the directors then in office, but such removal shall be confirmed by a vote of a shareholders holding a majority of the outstanding shares entitles to vote at any annual or special meeting of shareholders.

Section 5. Place of Meetings. Regular meetings of Board of Directors shall be held at any place within or without the State of Nevada as may be designated from time to time by resolution of the Board of Directors or by the written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal office.

Section 6. Regular Meetings. A regular annual meetings of the Board of Directors for the purpose of election of officers of the corporation and the transaction of any other business coming before such meeting shall be held each year immediately following the adjournment of the annual shareholder's meeting and no notice of such meeting to the elected directors shall be necessary in order to legally constitute the meeting, provided a majority of the whole Board shall be present. If a majority of the Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all of the directors. Other regular meetings of the Board may be held without notice at such time as shall from time to time be determined by the Board.

Section 7. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President or, if he is absent or unable to act, by any Vice President or by any two upon three (3) days written notice. No business shall be considered at any special meeting other than the purposes stated in the notice given to each director of the meeting, except upon the unanimous consent of all directors. A special meeting may be called with less than three (3) days written notice upon the unanimous consent of all Directors.

Section 8. Waiver of Notice. Any action taken or approved at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. If a director does not receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

Section 9. Quorum. At all meetings of the Board, a quorum shall consist of a majority of the entire number of directors and the acts of a majority of the directors present shall be the acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Certificate of Incorporation of the corporation or by these by-laws.

Section 10. Fees and Compensation. The Board of Directors may from time to time fix the compensation of directors for their services in that capacity. The compensation of a director may consist of an annual fee or a fee for attendance at each regular or special meeting of the Board or any meeting of any committee of the Board of which such director is a member or a combination of fees of both types; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may also provide for the reimbursement to any director of expenses incurred in attending any meeting of the Board or any committee of the Board of which he is a member.

Section 11. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a majority of the members of the Board shall individually or collectively consent to such action by signing a written record or memorandum thereof. Such record or memorandum shall have the same effect as a unanimous vote of the Board of Directors and shall be filed with the Secretary of the corporation and made a part of the corporate records.

Section 12. Participation in Meetings by Telephone. Any one or more members of the Board of Directors or of any committee of the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV
EXECUTIVE COMMITTEE

Section 1. Election. At the annual meeting, or any special meeting of the Board of Directors, the Board may if it deems necessary, acting by resolution adopted by a majority of the number of directors fixed by these by-laws, elect from their own members an Executive Committee composed of three or more voting members.

Section 2. Duties. The Executive Committee shall have all of the powers of the directors in the interim between meetings of the Board, except the power to declare dividends and to adopt, amend or repeal the by-laws and where action of the Board of Directors is required by law. It shall keep regular minutes of its proceedings which shall be reported to the directors at their next meeting.

Section 3. Meetings. The Executive Committee shall meet at such times as may be fixed by the Committee or on the call of the President. Notice of the time and place of the meeting shall be given to each member of the Committee in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors.

Section 4. Quorum and Voting. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. The act of the majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. At all meetings of the Executive Committee, each member present shall have one (1) vote which shall be cast by him in person.

Section 5. Waiver of Notice. Any actions taken or approved at any meeting of the Executive Committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof.

Section 6. Removal. The entire Executive Committee or any individual member thereof may be removed from the Committee with or without cause by a vote of a majority of the whole Board of Directors.

Section 7. Vacancies. The Board of Directors shall fill all vacancies in the Executive Committee which may occur from time to time.

Section 8. Action Without Meeting. Any action which might be taken at a meeting of the Executive Committee may be taken without a meeting if a record or memorandum thereof be made in writing and signed by a majority of the members of the Executive Committee.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 1. Designation. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, in addition to the Executive Committee provided for in Article IV hereof, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2. Procedural Rules. Each committee shall comply with the same procedural rules set forth in Sections 3 through 8, both inclusive, of Article IV that are applicable to the Executive Committee.

ARTICLE VI
OFFICERS

Section 1. Officers and Qualifications. The officers of the corporation shall be a President, a Secretary, a Treasurer and such other officers as the Board of Directors may deem necessary or advisable, including but not limited to a Chairman of the Board, a Vice Chairman of the Board, an Executive Vice President, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions Section 3 or Section 5 of this Article. One person may hold two or more offices.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the by-laws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the by-laws for regular appointments to such office.

Section 6. Duties of Officers. The duties and powers of the officers of the corporation shall be as follows, and as shall hereafter be set by resolution of the Board of Directors:

Chairman of the Board. The Chairman of the Board shall have full voting rights and upon a tie vote, shall have the breaking casting vote on all matters and shall, if present, preside at all meetings of the Board of Directors and its committees and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the by-laws. The President, in addition to reporting to the Board of Directors, shall report to the Chairman as deemed appropriate by the Board of Directors.

President. Subject to such powers and duties, if any, as may be assigned by the Board of Directors to the Chairman of the Board, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation.

Vice President. In the absence or disability of the President and also the Chairman, the Vice Presidents in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the by-laws. The Board of Directors may designate such titles as may be descriptive of their respective functions or indicative of their relative seniority.

Secretary. The Secretary shall keep or cause to be kept, at the principal office of the corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the corporation or at the office of the corporation's transfer agent, a share ledger, or a duplicate share ledger, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the by-laws or by law to be given, and he shall keep the seal of the corporation in safe custody. He shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Nevada and shall perform such other duties as may be prescribed by the Board of Directors or by the by-laws.

The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors.

The Assistant Secretary or Secretaries shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as

Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the by-laws.

The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

Section 7. Delegation of Duties. In case of the absence or disability of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer or to any director.

ARTICLE VII
SHARES OF STOCK

Section 1. Certificates of Stock. A certificate or certificates shares of capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid, showing the number of the shares of the corporation standing on the books in his name. All such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the President and Secretary or by a facsimile of the signature of the President and a written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation or otherwise to be an officer of the corporation before such certificate delivered by the corporation, such certificate shall be as valid as though signed by a duly elected, qualified and authorized officer, if it be countersigned by a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar of transfer. Such certificates shall also be numbered and sealed with the seal of the corporation. Such seal may be a facsimile, engraved or imprinted.

Section 2. Record of Shareholders; Transfer of Shares. There shall be kept at the registered office of the corporation a record containing the names and addresses of all shareholders of the corporation, the number and class of shares held by each and the dates when they respectively became the owners of record thereof; provided, however, that the foregoing shall not be required if the corporation shall keep at its registered office a statement containing the name and post office address, including street number, if any, of the custodian of such record. Duplicate lists may be kept in such other state or states as may, from time to time, be determined by the Board. Transfers of stock of the corporation shall be made on the books of the corporation only upon authorization by the registered holder thereof or by his attorney lawfully constituted in writing and on surrender and cancellation of a certificate or certificates for a like number of shares of the same class properly endorsed or accompanied by a duly executed proof of authenticity of the signatures as the corporation or its transfer agents may reasonably require.

Section 3. Fixing Record Date. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4. Registered Shareholders. The corporation shall be entitled to recognize the holder of record of any share or shares of stock as the exclusive owner thereof for all purposes, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 5. Lost Certificates. Except as hereinafter in this section provided, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions including indemnification of the corporation reasonably satisfactory to it, as the Board shall determine.

Section 6. Regulations; Appointment of Transfer Agents and Registrars. The Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock. It may appoint one or more transfer agents or registrars of transfers, or both, and may require all certificates of stock to bear the signature of either or both.

Section 7. Treasury Shares. Treasury shares, or other shares not at the time issued and outstanding, shall not, directly or indirectly, be voted at any meeting of the shareholders, or counted in calculating the actual voting power of shareholders at any given time.

Section 8. Securities. Any security of the corporation, which is issued to any person without an effective registration under the Securities Act of 1933, as amended, or the Blue Sky laws of any state having jurisdiction, shall not be transferable, or be the subject of any offer, sale, pledge, assign or transfer until the corporation has been furnished with the opinion of owner's counsel satisfactory to counsel for the Corporation that such offer, sale, pledge, assign or transfer does not involve a violation of the Securities Act of 1933, as amended, or the applicable Blue sky laws of any state having jurisdiction. The certificate representing any restricted securities shall bear substantially the following legend:

> **"The securities represented by this certificate are not registered under the Securities Act of 1933, as amended (the "Act"), or the Blue Sky laws of any state, and these shares may not be offered, sold, transferred, pledged or assigned in the absence of an effective registration under the Act or an opinion of owner's counsel satisfactory counsel for the issuer the such offer, sale, transfer, assign, or pledge does not involve a violation of the Act, or the Blue Sky laws of any state having jurisdiction."**

Section 9. Fractional Shares. The corporation shall not be required to issue certificates representing any fraction or fractions of a share or shares of any class, but may issue in lieu thereof, one or more script certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect to one share. Such script certificates, upon presentation together with similar script certificates representing in the aggregate an interest in respect of one or more full shares, shall entitle the holder thereof to receive one or more full shares of the class and series, if any, specified in such script certificate.

Unless otherwise provided by the terms of the script certificate, each script certificate shall entitle the holder thereof to receive dividends, to participate in the distribution of corporate assets in the event of the corporation's liquidation, and to vote the fractional shares in person or by proxy.

ARTICLE VIII
MISCELLANEOUS

Section 1. Fiscal Year. The fiscal year of the corporation shall be the calendar year unless otherwise determined by the Board.

Section 2. Seal. The corporate seal shall be a device containing the name of the corporation, the year, and the words "Corporate Seal, Nevada."

Section 3. Annual Report. An Annual Report may be furnished to the shareholders at the request of the directors but same shall not be required.

Section 4. Inspection of Corporation Records. The share ledger or duplicate share ledger, the books of account, copy of the by-laws as amended certified by the Secretary, and minute of proceedings of the shareholders and directors and of the Executive Committee and other committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder or as the holder of a voting trust certificate and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the President, Secretary or Assistant Secretary of the corporation.

Section 5. Dividends. Dividends upon the shares of the capital stock of the corporation may be declared and paid, when earned, to the extent permitted by the laws of the State of Nevada by the Board of Directors in their discretion at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock.

ARTICLE IX
NOTICES

Section 1. Form of Notices. Whenever, under the provisions of these by-laws, notice is required to be given to any director, officer or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in the United States Mail in a postpaid sealed wrapper, addressed to such director, officer or shareholder at such address as appears on the books of the corporation, or, in default of other address, to such director, officer or shareholder at the general post office in the city where the corporation's principal office for the transaction of business is located, and such notice be deemed to be given at the time when the same shall be thus mailed.

Section 2. Waiver of Notice. Any shareholder, director or officer may waive any notice required to be given under these by-laws by a written waiver signed by the person, or persons, entitled to such notice, whether before or after the time stated therein, and such waiver shall be deemed equivalent to the actual giving of such notice.

ARTICLE X
AMENDMENTS

Section 1. Who May Amend. These by-laws may be amended, altered, changed or repealed by the affirmative vote of a majority of the shares issued and outstanding, and entitled to vote thereat, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration, change or repeal be contained in the notice of the meeting, or by the affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the Board of Directors shall have no power to adopt, amend or alter any by-laws fixing their number, qualifications, classifications, term of office or the right of the shareholders to remove them from office.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Officers, Directors, Employees and Agents of the Corporation. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the Nevada Revised Statutes.

Section 2. Nonexclusive Indemnification. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

Section 4. Constituent Corporation. For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

APPROVAL OF DIRECTORS

The foregoing by-laws were read and discussed, section by section, by the directors, who have authority to adopt by-laws which shall remain effective until legally amended or repealed. Following such discussion, they were duly approved at a meeting held on November 30, 2006.

Ara Chadarevian

Sheldon Poon

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1. That I am the duly elected and acting Secretary of Earth*Metrix* Technologies, Inc., a Nevadacorporation;

2. That the foregoing by-laws comprising of 13 pages constitute the by-laws of said corporation as duly adopted by the Board of Directors thereof on November 30, 2006.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said corporation on November 30, 2006.

Sheldon Poon, Secretary

AGREEMENT OF ACQUISITION

BETWEEN

EARTH METRIX TECHNOLOGIES INC. (CANADA)

AND

EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

AGREEMENT

This Agreement, dated as of November 30, 2006 is by and among Earth Metrix Technologies Inc. (Canada), a Canadian Corporation ("EARTH METRIX TECHNOLOGIES INC. (CANADA)"), and EarthMetrix Technologies Inc. (Nevada) ("EARTHMETRIX TECHNOLOGIES INC. (NEVADA)"), a Nevada corporation.

Whereas, the Boards of Directors of EARTH METRIX TECHNOLOGIES INC. (CANADA), and EARTHMETRIX TECHNOLOGIES INC. (NEVADA) each have, in light of and subject to the terms and conditions set forth herein, (i) determined that the Acquisition (as defined below) is fair to their respective stockholders and in the best interests of such stockholders and (ii) approved the Acquisition in accordance with this Agreement;

Whereas, this Agreement constitutes the entire, final and complete agreement between EARTH METRIX TECHNOLOGIES INC. (CANADA), and EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and supersedes and replaces all prior or existing written and oral agreements between EARTH METRIX TECHNOLOGIES INC. (CANADA) and EARTHMETRIX TECHNOLOGIES INC. (NEVADA) with respect to the subject matter hereof;

Whereas, EARTH METRIX TECHNOLOGIES INC. (CANADA) and EARTHMETRIX TECHNOLOGIES INC. (NEVADA) desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Acquisition.

Now, therefore, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, EARTH METRIX TECHNOLOGIES INC. (CANADA) and EARTHMETRIX TECHNOLOGIES INC. (NEVADA) hereby agree as follows:

The Acquisition.

Effective upon signing this Agreement and upon the terms and subject to the conditions of this Agreement EARTHMETRIX TECHNOLOGIES INC. (NEVADA) shall acquire all the outstanding shares of EARTH METRIX TECHNOLOGIES INC. (CANADA) and EARTH METRIX TECHNOLOGIES INC. (CANADA) shall continue its existence as a wholly owned subsidiary of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

Board of Directors and Officers. Board of Directors and Officers of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) At or prior to the signing of this Agreement, each of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and EARTH METRIX TECHNOLOGIES INC. (CANADA) agree to take such action as is necessary (i) to cause the number of directors comprising the full Board of Directors of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) to be 2 persons and (ii) to cause Ara Chadarevian and Sheldon Poon, (the "EARTH METRIX TECHNOLOGIES INC. (CANADA) Designees") to be elected as directors of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) If the EARTH METRIX TECHNOLOGIES INC. (CANADA) Designees, respectively, shall decline or be unable to serve as a director prior to the Effective Time, EARTHMETRIX TECHNOLOGIES INC. (NEVADA) shall nominate another person to serve in such person's stead, which such person shall be subject to approval of the other party. From and after the Effective Time, and until successors are duly elected or appointed and qualified in accordance with applicable law, Ara Chadarevian shall be President and CEO and Sheldon Poon shall be Chief Financial Officer, Treasurer and Secretary.

Conversion of Shares.

At the Effective Time, each share of common stock, par value $1.00 per share, of EARTH METRIX TECHNOLOGIES INC. (CANADA) (individually a "EARTH METRIX TECHNOLOGIES INC. (CANADA) Share" and collectively, the "EARTH METRIX TECHNOLOGIES INC. (CANADA) Shares") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Acquisition and without any action on the part of, EARTH METRIX TECHNOLOGIES INC. (CANADA) or the holder thereof, be canceled and converted into the right to receive, upon the surrender of the certificate formerly representing such share, 1 share of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)'s Common Stock, with a par value of $0.0001. per share.

All EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Shares issued upon the surrender for exchange of EARTH METRIX TECHNOLOGIES INC. (CANADA) shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such EARTH METRIX TECHNOLOGIES INC. (CANADA) Shares. There shall be no further registration of transfers on the stock transfer books of either of or EARTH METRIX TECHNOLOGIES INC. (CANADA) of the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Shares or EARTH METRIX TECHNOLOGIES INC. (CANADA) Shares, which were outstanding immediately prior to the date of this Agreement.

Taking of Necessary Action; Further Action.

If, at any time after the Agreement Date, EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or EARTH METRIX TECHNOLOGIES INC. (CANADA) reasonably determines that any deeds, assignments, or instruments or confirmations of transfer are necessary or desirable to carry out the purposes of this Agreement and to vest EARTH METRIX TECHNOLOGIES INC. (CANADA) with full right, title and possession to all assets, property, rights, privileges, powers and franchises of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), the officers and directors of EARTH METRIX TECHNOLOGIES INC. (CANADA) and EARTHMETRIX TECHNOLOGIES INC. (NEVADA) are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary or desirable action.

Representations and Warranties of EARTH METRIX TECHNOLOGIES INC. (CANADA)

EARTH METRIX TECHNOLOGIES INC. (CANADA) hereby represents and warrants to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) as follows:

Organization and Qualification.

(a) EARTH METRIX TECHNOLOGIES INC. (CANADA) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect (as defined below) on EARTH METRIX TECHNOLOGIES INC. (CANADA). When used in connection with EARTH METRIX TECHNOLOGIES INC. (CANADA), the term "Material Adverse Effect" means any change or effect (i) that is or is reasonably likely to be materially adverse to the business, results of operations, condition (financial or otherwise) or prospects of EARTH METRIX TECHNOLOGIES INC. (CANADA), other than any change or effect arising out of general economic conditions unrelated to any business in which EARTH METRIX TECHNOLOGIES INC. (CANADA) is engaged, or (ii) that may impair the ability of EARTH METRIX TECHNOLOGIES INC. (CANADA) to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) EARTH METRIX TECHNOLOGIES INC. (CANADA) has heretofore delivered to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) accurate and complete copies of the Articles of Incorporation and Bylaws (or similar governing documents), as currently in effect, of EARTH METRIX TECHNOLOGIES INC. (CANADA) (a copy of which are attached).

<u>Capitalization of EARTH METRIX TECHNOLOGIES INC. (CANADA)</u>

The authorized capital stock of EARTH METRIX TECHNOLOGIES INC. (CANADA) consists of: unlimited number of shares that may be issued. As of the date of this Agreement, 9,381,151 EARTH METRIX TECHNOLOGIES INC. (CANADA) shares were issued and outstanding. As of the date of this Agreement there are no outstanding obligations of EARTH METRIX TECHNOLOGIES INC. (CANADA) to repurchase, redeem or otherwise acquire any EARTH METRIX TECHNOLOGIES INC. (CANADA) or stockholder agreements, voting trusts or other agreements or understandings to which EARTH METRIX TECHNOLOGIES INC. (CANADA) is a party or by which it is bound relating to the voting or registration of any shares of capital stock of EARTH METRIX TECHNOLOGIES INC. (CANADA) For purposes of this Agreement, "Lien" means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

<u>Authority Relative to this Agreement.</u>

EARTH METRIX TECHNOLOGIES INC. (CANADA) has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by the Board of Directors of EARTH METRIX TECHNOLOGIES INC. (CANADA) (the "EARTH METRIX TECHNOLOGIES INC. (CANADA) Board") and no other corporate proceedings on the part of EARTH METRIX TECHNOLOGIES INC. (CANADA) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by EARTH METRIX TECHNOLOGIES INC. (CANADA) and constitutes a valid, legal and binding agreement of EARTH METRIX TECHNOLOGIES INC. (CANADA), enforceable against EARTH METRIX TECHNOLOGIES INC. (CANADA) in accordance with its terms.

<u>No Default.</u>

EARTH METRIX TECHNOLOGIES INC. (CANADA) is not in breach, default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a breach default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or Bylaws (or similar governing documents), (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which EARTH METRIX TECHNOLOGIES INC. (CANADA) is now a party or by which any of its respective properties or assets may be bound or (iii) any order, writ injunction, decree, law, statute, rule or regulation applicable to EARTH METRIX TECHNOLOGIES INC. (CANADA) or any of its respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults that would not have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA). Each note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which EARTH METRIX TECHNOLOGIES INC. (CANADA) is now a party or by which its respective properties or assets may be bound that is material to EARTH METRIX TECHNOLOGIES INC. (CANADA) and that has not expired is in full force and effect and is not subject to any material default there under of which EARTH METRIX TECHNOLOGIES INC. (CANADA) is aware by any party obligated to EARTH METRIX TECHNOLOGIES INC. (CANADA) there under.

No Undisclosed Liabilities; Absence of Changes.

EARTH METRIX TECHNOLOGIES INC. (CANADA) does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by generally accepted accounting principles to be reflected on a balance sheet of EARTH METRIX TECHNOLOGIES INC. (CANADA) (including the notes thereto) or which would have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA) EARTH METRIX TECHNOLOGIES INC. (CANADA) has not incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, which could reasonably be expected to have, and there have been no events, changes or effects with respect to EARTH METRIX TECHNOLOGIES INC. (CANADA) having or which reasonably could be expected to have, a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA).

Litigation.

There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of EARTH METRIX TECHNOLOGIES INC. (CANADA), threatened against EARTH METRIX TECHNOLOGIES INC. (CANADA) or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA) or could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. EARTH METRIX TECHNOLOGIES INC. (CANADA) is not subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA) or could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

Compliance with Applicable Law.

EARTH METRIX TECHNOLOGIES INC. (CANADA) holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the `EARTH METRIX TECHNOLOGIES INC. (CANADA) Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA).

Employee Benefit Plans; Labor Matters.

There are no employees, employee benefit plans or other issues related to employees or Labor matters with EARTH METRIX TECHNOLOGIES INC. (CANADA)

Environmental Laws and Regulations.

(a) EARTH METRIX TECHNOLOGIES INC. (CANADA) is in material compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), except for non-compliance that would not have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA), which compliance includes, but is not limited to, the possession by EARTH METRIX TECHNOLOGIES INC. (CANADA) of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (ii) EARTH METRIX TECHNOLOGIES INC. (CANADA) has not received written notice of, or, to the knowledge of EARTH METRIX TECHNOLOGIES INC. (CANADA), is the subject of, any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or non-compliance with any Environmental Law (an "Environmental Claim") that could reasonably be expected to have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA); and (iii) to the knowledge of EARTH METRIX TECHNOLOGIES INC. (CANADA), there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

(b) There are no Environmental Claims which could reasonably be expected to have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA) that are pending or, to the knowledge of EARTH METRIX TECHNOLOGIES INC. (CANADA), threatened against EARTH METRIX TECHNOLOGIES INC. (CANADA) or, to the knowledge of EARTH METRIX TECHNOLOGIES INC. (CANADA), against any person or entity whose liability for any Environmental Claim EARTH METRIX TECHNOLOGIES INC. (CANADA) has or may have retained or assumed either contractually or by operation of law.

Tax Matters.

(a) EARTH METRIX TECHNOLOGIES INC. (CANADA) has filed or has had filed on its behalf in a timely manner (within any applicable extension periods) with the appropriate Governmental Entity all income and other material Tax Returns (as defined herein) with respect to Taxes (as defined herein) of EARTH METRIX TECHNOLOGIES INC. (CANADA) and all Tax Returns were in all material respects true, complete and correct; (ii) all material Taxes with respect to EARTH METRIX TECHNOLOGIES INC. (CANADA) have been paid in full or have been provided for in accordance with GAAP on EARTH METRIX TECHNOLOGIES INC. (CANADA)'s most recent balance sheet. (iii) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, state, province, local or foreign income or other material Tax Returns required to be filed by or with respect to EARTH METRIX TECHNOLOGIES INC. (CANADA); (iv) to the knowledge of EARTH METRIX TECHNOLOGIES INC. (CANADA) none of the Tax Returns of or with respect to EARTH METRIX TECHNOLOGIES INC. (CANADA) is currently being audited or examined by any Governmental Entity; and (v) no deficiency for any income or other material Taxes has been assessed with respect to EARTH METRIX TECHNOLOGIES INC. (CANADA) which has not been abated or paid in full.

(b) For purposes of this Agreement, (i) "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority and (ii) "Tax Return" shall mean any report, return, documents declaration or other information or filing required to be supplied to any taxing authority or jurisdiction with respect to Taxes.

Title to Property.

EARTH METRIX TECHNOLOGIES INC. (CANADA) has good and defensible title to all of its properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA); and, to EARTH METRIX TECHNOLOGIES INC. (CANADA)'s knowledge, all leases pursuant to which EARTH METRIX TECHNOLOGIES INC. (CANADA) leases from others real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of EARTH METRIX TECHNOLOGIES INC. (CANADA), under any of such leases, any existing material default or event of default (or event which with notice of lapse of time, or both, would constitute a default and in respect of which EARTH METRIX TECHNOLOGIES INC. (CANADA) has not taken adequate steps to prevent such a default from occurring) except where the lack of such good standing, validity and effectiveness, or the existence of such default or event, would not have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA).

Intellectual Property.

(a) EARTH METRIX TECHNOLOGIES INC. (CANADA) owns, or possesses adequate licenses or other valid rights to use, all existing United States and foreign patents, trademarks, trade names, service marks, copyrights, trade secrets and applications therefore that are material to its business as currently conducted (the "EARTH METRIX TECHNOLOGIES INC. (CANADA) Intellectual Property Rights").

(b) The validity of the EARTH METRIX TECHNOLOGIES INC. (CANADA) Intellectual Property Rights and the title thereto of EARTH METRIX TECHNOLOGIES INC. (CANADA) are not being questioned in any litigation to which EARTH METRIX TECHNOLOGIES INC. (CANADA) is a party.

(c) The conduct of the business of EARTH METRIX TECHNOLOGIES INC. (CANADA) as now conducted does not, to EARTH METRIX TECHNOLOGIES INC. (CANADA)'s knowledge, infringe any valid patents, trademarks, trade names, service marks or copyrights of others. The consummation of the transactions completed hereby will not result in the loss or impairment of any EARTH METRIX TECHNOLOGIES INC. (CANADA) Intellectual Property Rights.

(d) EARTH METRIX TECHNOLOGIES INC. (CANADA) has taken steps it believes appropriate to protect and maintain its trade secrets as such, except in cases where EARTH METRIX TECHNOLOGIES INC. (CANADA) has elected to rely on patent or copyright protection in lieu of trade secret protection.

Insurance.

EARTH METRIX TECHNOLOGIES INC. (CANADA) currently does not maintain general liability and other business insurance.

Certain Business Practices.

None of EARTH METRIX TECHNOLOGIES INC. (CANADA) or any directors, officers, agents or employees of EARTH METRIX TECHNOLOGIES INC. (CANADA) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the US Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), or (iii) made any other unlawful payment.

Insider Interests.

EARTH METRIX TECHNOLOGIES INC. (CANADA) nor any officer or director of EARTH METRIX TECHNOLOGIES INC. (CANADA) has any interest in any material property, real or personal, tangible or intangible, including without limitation, any computer software or EARTH METRIX TECHNOLOGIES INC. (CANADA) Intellectual Property Rights, used in or pertaining to the business of EARTH METRIX TECHNOLOGIES INC. (CANADA), except for the ordinary rights of a stockholder or employee stock option holder.

Opinion of Financial Adviser.

No advisers, as of the date hereof, have delivered to the EARTH METRIX TECHNOLOGIES INC. (CANADA) Board a written opinion to the effect that, as of such date, the exchange ratio contemplated by the Acquisition is fair to the holders of EARTH METRIX TECHNOLOGIES INC. (CANADA) Shares.

Brokers.

No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of EARTH METRIX TECHNOLOGIES INC. (CANADA)

Disclosure.

No representation or warranty of EARTH METRIX TECHNOLOGIES INC. (CANADA) in this Agreement or any certificate, schedule, document or other instrument furnished or to be furnished to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) pursuant hereto or in connection herewith contains, as of the date of such representation, warranty or instrument, or will contain any untrue statement of a material fact or, at the date thereof, omits or will omit to state a material fact necessary to make any statement herein or therein, in light of the circumstances under which such statement is or will be made, not misleading.

No Existing Discussions.

As of the date hereof, EARTH METRIX TECHNOLOGIES INC. (CANADA) is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to any Third Party Acquisition.

Material Contracts.

(a) EARTH METRIX TECHNOLOGIES INC. (CANADA) has delivered or otherwise made available to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) true, correct and complete copies of all contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which EARTH METRIX TECHNOLOGIES INC. (CANADA) is a party affecting the obligations of any party there under) to which EARTH METRIX TECHNOLOGIES INC. (CANADA) is a party or by which any of its properties or assets are bound that are, material to the business, properties or assets of EARTH METRIX TECHNOLOGIES INC. (CANADA) taken as a whole, including, without limitation, to the extent any of the following are, individually or in the aggregate, material to the business, properties or assets of EARTH METRIX TECHNOLOGIES INC. (CANADA) taken as a whole, all:

i. employment, product design or development, personal services, consulting, non-competition, severance, golden parachute or indemnification contracts (including, without limitation, any contract to which EARTH METRIX TECHNOLOGIES INC. (CANADA) is a party involving employees of EARTH METRIX TECHNOLOGIES INC. (CANADA));

ii. licensing, publishing, merchandising or distribution agreements;

iii. contracts granting rights of first refusal or first negotiation;

iv. partnership or joint venture agreements;

v. agreements for the acquisition, sale or lease of material properties or assets or stock or otherwise;

vi. contracts or agreements with any Governmental Entity, and (vii) all commitments and agreements to enter into any of the foregoing. EARTH METRIX TECHNOLOGIES INC. (CANADA) is not a party to or bound by any severance, golden parachute, or other agreement with any employee or consultant pursuant to which such person would be entitled to receive any additional compensation or an accelerated payment of compensation as a result of the consummation of the transactions contemplated hereby.

(b) Each of the EARTH METRIX TECHNOLOGIES INC. (CANADA) Contracts is valid and enforceable in accordance with its terms, and there is no default under any

EARTH METRIX TECHNOLOGIES INC. (CANADA) Contract so listed either by EARTH METRIX TECHNOLOGIES INC. (CANADA) or, to the knowledge of EARTH METRIX TECHNOLOGIES INC. (CANADA), by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default there under by EARTH METRIX TECHNOLOGIES INC. (CANADA) or, to the knowledge of EARTH METRIX TECHNOLOGIES INC. (CANADA), any other party, in any such case in which such default or event could reasonably be expected to have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA).

(c) No party to any such EARTH METRIX TECHNOLOGIES INC. (CANADA) Contract has given notice to EARTH METRIX TECHNOLOGIES INC. (CANADA) of or made a claim against EARTH METRIX TECHNOLOGIES INC. (CANADA) with respect to any breach or default there under, in any such case in which such breach or default could reasonably be expected to have a Material Adverse Effect on EARTH METRIX TECHNOLOGIES INC. (CANADA)

Representations and Warranties of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

EARTHMETRIX TECHNOLOGIES INC. (NEVADA) hereby represents and warrants to EARTH METRIX TECHNOLOGIES INC. (CANADA) as follows:

Organization and Qualification.

(a) Each of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect (as defined below) on EARTHMETRIX TECHNOLOGIES INC. (NEVADA) When used in connection with EARTHMETRIX TECHNOLOGIES INC. (NEVADA), the term "Material Adverse Effect" means any change or effect (i) that is or is reasonably likely to be materially adverse to the business, results of operations, condition (financial or otherwise) or prospects of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries, taken as a whole, other than any change or effect arising out of general economic conditions unrelated to any businesses in which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries are engaged, or (ii) that may impair the ability of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) to consummate the transactions contemplated hereby.

(b) EARTHMETRIX TECHNOLOGIES INC. (NEVADA) has heretofore delivered to EARTH METRIX TECHNOLOGIES INC. (CANADA) accurate and complete copies of the Certificate of Incorporation and Bylaws (or similar governing documents), as currently in effect, of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Each of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

Capitalization of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

(a) As of the date of this Agreement, the authorized capital stock of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) consists of; Five Hundred Million (500,000,000) shares of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) common Shares, par value of $0.0001 per share, none of which is outstanding prior to this agreement. All of the outstanding EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Shares have been duly authorized and validly issued, and are fully paid, non-assessable and free of preemptive rights.

(b) EARTHMETRIX TECHNOLOGIES INC. (NEVADA) is the record and beneficial owner of all of the issued and outstanding shares of capital stock of its subsidiaries, if any.

(c) Between the incorporation date and the date hereof, no shares of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)'s capital stock have been issued and no EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Stock options have been granted. As of the date hereof, other than the above, there are no outstanding (i) shares of capital stock or other voting securities of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), (ii) securities of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), (iii) options or other rights to acquire from EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries, or obligations of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), or (iv) equity equivalents, interests in the ownership or earnings of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries or other similar rights (collectively, "EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Securities"). As of the date hereof, there are no outstanding obligations of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries to re-purchase, redeem or otherwise acquire any EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) is a party or by which it is bound relating to the voting or registration of any shares of capital stock of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

(d) There are no securities of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) convertible into or exchangeable for, no options or other rights to acquire from EARTHMETRIX TECHNOLOGIES INC. (NEVADA), and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in, or any other securities of, any subsidiary of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

(e) The EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Shares constitute the only class of equity securities of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries.

(f) EARTHMETRIX TECHNOLOGIES INC. (NEVADA) does not own directly or indirectly more than fifty percent (50%) of the outstanding voting securities or interests (including membership interests) of any entity.

<u>Authority Relative to this Agreement; Recommendation</u>.

(a) EARTHMETRIX TECHNOLOGIES INC. (NEVADA) has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) (the "EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Board"), and no other corporate proceedings on the part of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, except, as referred to in Section 3.17, the approval and adoption of this Agreement by the holders of at least a majority of the then outstanding EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Shares. This Agreement has been duly and validly executed and delivered by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and constitutes a valid, legal and binding agreement of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) enforceable against EARTHMETRIX TECHNOLOGIES INC. (NEVADA) in accordance with its terms.

(b) The EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Board has resolved to recommend that the stockholders of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) approve and adopt this Agreement.

<u>SEC Reports; Financial Statements</u>.

EARTHMETRIX TECHNOLOGIES INC. (NEVADA) is not required to file forms, reports and documents with the SEC as of the date of this Agreement.

<u>Information Supplied</u>.

None of the information supplied or to be supplied by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) for inclusion or incorporation by reference to the 1-A will, at the time the 1-A is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

<u>Consents and Approvals; No Violations</u>.

For filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, the rules of the FINRA, and the filing and recordation of the Merger Certificate as required by the CGCL, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by

EARTHMETRIX TECHNOLOGIES INC. (NEVADA) of this Agreement or the consummation by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations consents or approvals or to make such filings or give such notice would not have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

Neither the execution, delivery and performance of this Agreement by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) nor the consummation by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) of the transactions contemplated hereby will:

(i) conflict with or result in any breach of any provision of the respective Articles of Incorporation or Bylaws (or similar governing documents) of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)'s subsidiaries,

(ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)'s subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or

(iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)'s subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

No Default.

None of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries is in breach, default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of :

(i) its Articles of Incorporation or Bylaws (or similar governing documents),

(ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or

(iii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to EARTHMETRIX TECHNOLOGIES INC. (NEVADA), its subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults that would not have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Each note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound that is material to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries taken as a whole and that has not expired is in full force and effect and is not subject to any material default there under of which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) is aware by any party obligated to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any subsidiary there under.

No Undisclosed Liabilities; Absence of Changes.

Except as and to the extent disclosed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA), none of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its consolidated subsidiaries (including the notes thereto) or which would have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Except as disclosed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA), none of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, which could reasonably be expected to have, and there have been no events, changes or effects with respect to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries having or which could reasonably be expected to have, a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Except as and to the extent disclosed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA). there has not been:

(i) any material change by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) in its accounting methods, principles or practices (other than as required after the date hereof by concurrent changes in generally accepted accounting principles),

(ii) any revaluation by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) of any of its assets having a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA), including, without limitation, any write-down of the value of any assets other than in the ordinary course of business or

(iii) any other action or event that would have required the consent of any other party hereto had such action or event occurred after the date of this Agreement.

Litigation.

There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)., threatened against EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. Except as disclosed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA), none of EARTHMETRIX TECHNOLOGIES

INC. (NEVADA) or its subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

Compliance with Applicable Law.

Except as disclosed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA), EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA). Except as disclosed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA)., EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries are in compliance with the terms of the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Permits, except where the failure so to comply would not have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA). Except as disclosed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA), the businesses of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity except that no representation or warranty is made in this Section with respect to Environmental Laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA). Except as disclosed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) no investigation or review by any Governmental Entity with respect to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries is pending or, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), threatened, nor, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) reasonably believes will not have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

Employee Benefit Plans; Labor Matters.

(a) With respect to each employee benefit plan, program, policy, arrangement and contract (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of ERISA), maintained or contributed to at any time by EARTHMETRIX TECHNOLOGIES INC. (NEVADA), any of its subsidiaries or any entity required to be aggregated with EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries pursuant to Section 414 of the Code (each, a "EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Employee Plan"), no event has occurred and, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), no condition or set of circumstances exists in connection with which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries could reasonably be expected to be subject to any liability which would have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA).

(b)

i. No EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Employee Plan is or has been subject to Title IV of ERISA or Section 412 of the Code; and

ii. each EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable Internal Revenue Service determination letter, and nothing has occurred which could reasonably be expected to adversely affect such determination.

(c) Section 3.11(c) of the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each person who holds any EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Stock Options, together with the number of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Shares which are subject to such option, the date of grant of such option, the extent to which such option is vested (or will become vested as a result of the Merger), the option price of such option (to the extent determined as of the date hereof), whether such option is a nonqualified stock option or is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code, and the expiration date of such option. Section 3.11(c) of the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Disclosure Schedule also sets forth the total number of such incentive stock options and such nonqualified options. EARTHMETRIX TECHNOLOGIES INC. (NEVADA) has furnished EARTHMETRIX TECHNOLOGIES INC. (NEVADA) with complete copies of the plans pursuant to which the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Stock Options were issued. Other than the automatic vesting of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Stock Options that may occur without any action on the part of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its officers or directors, EARTHMETRIX TECHNOLOGIES INC. (NEVADA) has not taken any action that would result in any EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Stock Options that are unvested becoming vested in connection with or as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) EARTHMETRIX TECHNOLOGIES INC. (NEVADA) has made available to EARTH METRIX TECHNOLOGIES INC. (CANADA):

i. a description of the terms of employment and compensation arrangements of all officers of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and a copy of each such agreement currently in effect;

ii. copies of all agreements with consultants who are individuals obligating EARTHMETRIX TECHNOLOGIES INC. (NEVADA) to make annual cash payments in an amount not exceeding $60,000;

iii. a schedule listing all officers of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) who have executed a non-competition agreement with EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and a copy of each such agreement currently in effect; (iv) copies (or descriptions) of all severance agreements, programs and policies of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) with or relating to its employees, except programs and policies required to be maintained by law; and (v) copies of all plans, programs, agreements and other arrangements of the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) with or relating to its employees which contain change in control provisions.

(e) There shall be no payment, accrual of additional benefits, acceleration of payments, or vesting in any benefit under any EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Employee Plan or any agreement or arrangement disclosed under this Section solely by reason of entering into or in connection with the transactions contemplated by this Agreement.

(f) There are no controversies pending or, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) threatened, between EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Neither EARTHMETRIX TECHNOLOGIES INC. (NEVADA) nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries (and neither EARTHMETRIX TECHNOLOGIES INC. (NEVADA) nor any of its subsidiaries has any outstanding material liability with respect to any terminated collective bargaining agreement or labor union contract), nor does EARTHMETRIX TECHNOLOGIES INC. (NEVADA). know of any activities or proceedings of any labor union to organize any of its or any of its subsidiaries' employees. EARTHMETRIX TECHNOLOGIES INC. (NEVADA) has no knowledge of any strike, slowdown, work stoppage, lockout or threat thereof by or with respect to any of its or any of its subsidiaries' employees.

<u>Environmental Laws and Regulations</u>.

(a) Except as disclosed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA), (i) each of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries is in material compliance with all Environmental Laws, except for non-compliance that would not have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA), which compliance includes, but is not limited to, the possession by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (ii) none of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries has received written notice of, or, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), is the subject of, any Environmental Claim that could reasonably be expected to have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA); and (iii) to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

(b) Except as disclosed by EARTHMETRIX TECHNOLOGIES INC. (NEVADA), there are no Environmental Claims which could reasonably be expected to have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA) that are pending or, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), threatened against EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries or, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), against any person or entity whose liability for any Environmental Claim EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries has or may have retained or assumed either contractually or by operation of law.

Tax Matters.

i. EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and each of its subsidiaries has filed or has had filed on its behalf in a timely manner (within any applicable extension periods) with the appropriate Governmental Entity all income and other material Tax Returns with respect to Taxes of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and each of its subsidiaries and all Tax Returns were in all material respects true, complete and correct;

ii. all material Taxes with respect to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and each of its subsidiaries have been paid in full or have been provided for in accordance with GAAP on EARTHMETRIX TECHNOLOGIES INC. (NEVADA)'s most recent balance sheet which is part of the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) SEC Documents;

iii. there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, state, province, local or foreign income or other material Tax Returns required to be filed by or with respect to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries;

iv. to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) none of the Tax Returns of or with respect to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries is currently being audited or examined by any Governmental Entity; and

v. no deficiency for any income or other material Taxes has been assessed with respect to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries which has not been abated or paid in full.

Title to Property.

EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA); and, to EARTHMETRIX TECHNOLOGIES INC. (NEVADA)'s knowledge, all leases pursuant to which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries lease from others real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or such subsidiary has not taken adequate steps to prevent such a default from occurring) except where the lack of such good standing, validity and effectiveness, or the existence of such default or event of default would not have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

Intellectual Property.

(a) Each of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries owns, or possesses adequate licenses or other valid rights to use, all existing United States and foreign patents, trademarks, trade names, services marks, copyrights, trade secrets, and applications therefore that are material to its business as currently conducted (the "EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Intellectual Property Rights").

(b) The validity of the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Intellectual Property Rights and the title thereto of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any subsidiary, as the case may be, is not being questioned in any litigation to which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any subsidiary is a party.

(c) The conduct of the business of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries as now conducted does not, to EARTHMETRIX TECHNOLOGIES INC. (NEVADA)'s knowledge, infringe any valid patents, trademarks, tradenames, service marks or copyrights of others. The consummation of the transactions contemplated hereby will not result in the loss or impairment of any EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Intellectual Property Rights.

(d) Each of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries has taken steps it believes appropriate to protect and maintain its trade secrets as such, except in cases where EARTHMETRIX TECHNOLOGIES INC. (NEVADA). has elected to rely on patent or copyright protection in lieu of trade secret protection.

Insurance.

EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries maintain general liability and other business insurance.

Affiliates.

Except for the directors and executive officers of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), there are no persons who, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), may be deemed to be affiliates of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)EARTHMETRIX TECHNOLOGIES INC. (NEVADA) under Rule 1-02(b) of Regulation S-X of the US SEC (the "EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Affiliates").

Certain Business Practices.

None of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), any of its subsidiaries or any directors, officers, agents or employees of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any of its subsidiaries has:

i. used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,

ii. made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the FCPA, or

iii. made any other unlawful payment.

Insider Interests.

No officer or director of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) has any interest in any material property, real or personal, tangible or intangible, including without limitation, any computer software or EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Intellectual Property Rights, used in or pertaining to the business of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any subsidiary, except for the ordinary rights of a stockholder or employee stock option holder.

Opinion of Financial Adviser.

No advisers, as of the date hereof, have delivered to the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Board a written opinion to the effect that, as of such date, the exchange ratio contemplated by the Merger is fair to the holders of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Shares.

Brokers.

No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

Disclosure.

No representation or warranty of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) in this Agreement or any certificate, schedule, document or other instrument furnished or to be furnished to EARTH METRIX TECHNOLOGIES INC. (CANADA) pursuant hereto or in connection herewith contains, as of the date of such representation, warranty or instrument, or will contain any untrue statement of a material fact or, at the date thereof, omits or will omit to state a material fact necessary to make any statement herein or therein, in light of the circumstances under which such statement is or will be made, not misleading.

No Existing Discussions.

As of the date hereof, EARTHMETRIX TECHNOLOGIES INC. (NEVADA) is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to any Third Party Acquisition.

Material Contracts.

(a) EARTHMETRIX TECHNOLOGIES INC. (NEVADA) has delivered or otherwise made available to EARTH METRIX TECHNOLOGIES INC. (CANADA) true, correct and complete copies of all contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) is a party affecting the obligations of any party there under) to which EARTHMETRIX TECHNOLOGIES INC. (NEVADA). or any of its subsidiaries is'a party or by which any of their properties or assets are bound that are, material to the business, properties or assets of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries taken as a whole, including, without limitation, to the extent any of the following are, individually or in the aggregate, material to the business, properties or assets of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and its subsidiaries taken as a whole, all:

i. employment, product design or development, personal services, consulting, non-competition, severance, golden parachute or indemnification contracts (including, without limitation, any contract to which EARTHMETRIX TECHNOLOGIES INC. (NEVADA) is a party involving employees of EARTHMETRIX TECHNOLOGIES INC. (NEVADA).);

ii. licensing, publishing, merchandising or distribution agreements;

iii. contracts granting rights of first refusal or first negotiation; (iv) partnership or joint venture agreements;

iv. agreements for the acquisition, sale or lease of material properties or assets or stock or otherwise.

v. Contracts or agreements with any Governmental Entity; and

vi. all commitments and agreements to enter into any of the foregoing (collectively, together with any such contracts entered into in accordance with Section 5.2 hereof, the 'EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Contracts"). Neither EARTHMETRIX TECHNOLOGIES INC. (NEVADA) nor any of its subsidiaries is a party to or bound by any severance, golden parachute or other agreement with any employee or consultant pursuant to which such person would be entitled to receive any additional compensation or an accelerated payment of compensation as a result of the consummation of the transactions contemplated hereby.

(b) Each of the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Contracts is valid and enforceable in accordance with its terms, and there is no default under any EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Contract so listed either by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or, to the knowledge of

EARTHMETRIX TECHNOLOGIES INC. (NEVADA), by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default there under by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or, to the knowledge of EARTHMETRIX TECHNOLOGIES INC. (NEVADA), any other party, in any such case in which such default or event could reasonably be expected to have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

(c) No party to any such contract has given notice to EARTHMETRIX TECHNOLOGIES INC. (NEVADA) of or made a claim against EARTHMETRIX TECHNOLOGIES INC. (NEVADA) with respect to any breach or default there under, in any such case in which such breach or default could reasonably be expected to have a Material Adverse Effect on EARTHMETRIX TECHNOLOGIES INC. (NEVADA)

Other Potential Acquirers.

(a) EARTHMETRIX TECHNOLOGIES INC. (NEVADA), its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any Third Party Acquisition.

Meetings of Stockholders.

Each of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and EARTH METRIX TECHNOLOGIES INC. (CANADA) shall take all action necessary, in accordance with the respective General Corporation Law (GCL) of its respective state or country, and its respective Articles of Incorporation and bylaws, or similar governing documents, to duly call, give notice of, convene and hold a meeting of its stockholders, or receive a written majority consent of its respective stockholders, as promptly as practicable, to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby. The stockholder votes required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the GCL and its charter and bylaws, in the case of EARTH METRIX TECHNOLOGIES INC. (CANADA) and the General Corporation Law of its respective state or country, and its charter and bylaws, in the case of EARTHMETRIX TECHNOLOGIES INC. (NEVADA) EARTH METRIX TECHNOLOGIES INC. (CANADA) and EARTHMETRIX TECHNOLOGIES INC. (NEVADA) will, through their respective Boards of Directors, recommend to their respective stockholders approval of such matters

OTC: BB Listing.

The parties shall use all reasonable efforts to cause the EARTHMETRIX TECHNOLOGIES INC. (NEVADA) Shares, upon closing of the Merger, to be quoted on the Pink Sheets market.

Access to Information.

Each of the parties hereto will hold and will cause its consultants and advisers to hold in confidence all documents and information furnished to it in connection with the transactions contemplated by this Agreement.

Additional Agreements, Reasonable Efforts.

Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Public Announcements.

EARTHMETRIX TECHNOLOGIES INC. (NEVADA), and EARTH METRIX TECHNOLOGIES INC. (CANADA) will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any quotation requirements with FINRA as determined by EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or EARTH METRIX TECHNOLOGIES INC. (CANADA).

Indemnification.

(a) To the extent, if any, not provided by an existing right under one of the parties' directors and officers liability insurance policies, from and after the Effective Time, EARTH METRIX TECHNOLOGIES INC. (CANADA) shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer or employee of the parties hereto or any subsidiary thereof (each an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, expenses (including reasonable attorneys' fees and expenses), claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement arising out of actions or omissions occurring at or prior to the Agreement date and whether asserted or claimed prior to, (at or after the Agreement date) that are in whole or in part:

i. based on, or arising out of the fact that such person is or was a director, officer or employee of such party or a subsidiary of such party or

ii. based on, arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such loss expense, claim, damage or liability (whether or not arising before the Agreement date),

iii. EARTH METRIX TECHNOLOGIES INC. (CANADA) shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to EARTH METRIX TECHNOLOGIES INC. (CANADA), promptly after statements therefore are received and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, in either case to the extent not prohibited by the GCL or its certificate of incorporation or bylaws,

iv. EARTHMETRIX TECHNOLOGIES INC. (NEVADA) will cooperate in the defense of any such matter and

v. any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under the GCL and EARTH METRIX TECHNOLOGIES INC. (CANADA)'s certificate of incorporation or bylaws shall be made by independent counsel mutually acceptable to EARTH METRIX TECHNOLOGIES INC. (CANADA) and the Indemnified Party; provided, however, that EARTH METRIX TECHNOLOGIES INC. (CANADA) shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld). The Indemnified Parties as a group may retain only one law firm with respect to each related matter except to the extent there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, conflict on any significant issue between positions of any two or more Indemnified Parties.

(b) In the event EARTH METRIX TECHNOLOGIES INC. (CANADA) or any of its successors or assigns:

i. consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity or such consolidation or merger or

ii. transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of EARTH METRIX TECHNOLOGIES INC. (CANADA) shall assume the obligations set forth in this Agreement.

(c) To the fullest extent permitted by law, from and after the Effective Time, all rights to indemnification now existing in favor of the employees, agents, majority stockholders, directors or officers of EARTH METRIX TECHNOLOGIES INC. (CANADA) and EARTHMETRIX TECHNOLOGIES INC. (NEVADA) and their subsidiaries with respect to their activities as such prior to the Effective Time, as provided in EARTH METRIX TECHNOLOGIES INC. (CANADA)'s and EARTHMETRIX TECHNOLOGIES INC. (NEVADA)'s certificate of incorporation or bylaws, in effect on the date thereof or otherwise in effect on the date hereof, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Agreement date.

(d) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

<u>Notification of Certain Matters</u>.

The parties hereto shall give prompt notice to the other parties, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by such party or any of its subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract or agreement material to the financial condition, properties, businesses or results of operations of such party and its subsidiaries taken as a whole to which such party or any of its subsidiaries is a party or is subject, (iv) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (v) any material adverse change in their respective financial condition, properties, businesses, results of operations or prospects taken as a whole, other than changes resulting from general economic conditions; provided, however, that the delivery of any notice pursuant to this Section shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Miscellaneous

Nonsurvival of Representations and Warranties.

The representations and warranties made herein shall not survive beyond the Agreement Date or a termination of this Agreement. This Section 7.1 shall not limit any covenant or agreement of the parties hereto which by its terms requires performance after the Effective Time.

Entire Agreement; Assignment.

This Agreement

(a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral, between the parties with respect to the subject matter hereof and

(b) shall not be assigned by operation of law or otherwise.

Validity.

If any provision of this Agreement or the application thereof to any person or circumstance, is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested), to each other party as follows:

If to EARTHMETRIX TECHNOLOGIES INC. (NEVADA):
Earth*Metrix* Technologies Inc.
Mr. Ara Chadarevian
1329 Hwy 295N, Ste. 10-262
Gardnerville, NV 89410

If to EARTH METRIX TECHNOLOGIES INC. (CANADA):
Earth Metrix Technologies Inc.
4975 Levy
St. Laurent, QC H4R 2N9
Canada

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the principles of conflicts of law thereof.

Descriptive Headings.

The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Certain Definitions.

For the purposes of this Agreement, the term:

(a) "affiliate" means (except as otherwise provided in Sections 2.19, 3.19 and 4.13) a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

(b) "business day" means any day other than a day on which NASDAQ is closed;

(c) "capital stock" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

(d) "knowledge" or "known" means, with respect to any matter in question, if an executive officer of EARTH METRIX TECHNOLOGIES INC. (CANADA) or EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or its subsidiaries, as the case may be, has actual knowledge of such matter;

(e) "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity; and

(f) "subsidiary" or "subsidiaries" of EARTH METRIX TECHNOLOGIES INC. (CANADA), EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any other person, means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which EARTH METRIX TECHNOLOGIES INC. (CANADA), EARTHMETRIX TECHNOLOGIES INC. (NEVADA) or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

Personal Liability.

This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of EARTH METRIX TECHNOLOGIES INC. (CANADA), EARTHMETRIX INC. (NEVADA) or any officer, director, employee, agent, representative or investor of any party hereto.

Specific Performance.

The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder; provided, however, that, if a party hereto is entitled to receive any payment or reimbursement of expenses, it shall not be entitled to specific performance to compel the consummation of the Merger.

Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

In Witness Whereof, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

EARTHMETRIX INC. (NEVADA):
A Nevada Corporation
Per

By____________________
Ara Chadarevian, President & CEO

Earth Metrix Technologies Inc. (Canada):
A Canadian Corporation

By:____________________
Benoit Moreau, Director